Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

September 1, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Mr. Jeff Long and Mr. Jim O’Connor

Re:	Registration Statement on Form N-14 of the Ivy Funds (the “Registrant”)
File No. 333-219593

Dear Messrs. Long and O’Connor:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Long on August 17, 2016 and Mr. O’Connor on August 30, 2017 to Kenneth L. Greenberg, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of certain funds of the Waddell & Reed Advisors Funds into corresponding funds of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 31, 2017 under Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated into a filing to be made in a pre-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

A. Accounting Comments

1.	Text: The annual fund operating expense tables and examples on pages 17-52 in the section titled “Comparison of the Funds- Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment: Confirm supplementally that the annual fund operating expense tables and examples reflect current fees and expenses.

Response: In response to comment 3 below, the Registrant has updated the annual fund operating expense tables and examples and confirms that such annual fund operating expense tables and related examples reflect current fees and expenses as of March 31, 2017 for each WRA Fund, Ivy Fund and pro forma Ivy Fund.

2.	Text: Page 14, the last sentence of the second paragraph in the section titled “Comparison of the Funds- Comparison of Shareholder Fees and Annual Fund Operating Expenses” states:

The operating expense information provided below is as of June 30, 2016 for the WRA Equity Funds, September 30, 2016 for the WRA Fixed Income Funds, March 31, 2017 for the WRA Fixed Income Funds and Ivy Funds and March 31, 2017 for the pro forma combined funds.

Comment: There appears to be a typo as both September 30, 2016 and March 31, 2017 are listed as relevant dates for the WRA Fixed Income Funds. Revise to reflect the correct dates.

Response: The paragraph in question is being deleted in response to comment three below. All annual fund operating expense information will be as of March 31, 2017.

3.	Text: Page 14, the third paragraph in the section titled “Comparison of the Funds-Comparison of Shareholder Fees and Annual Fund Operating Expenses” and the chart that follows on pages 15 and 16.

Comment: Consider deleting the paragraph and chart. Rather than adding a new chart that has the expenses tied to the same fiscal year end, consider updating the annual fund operating expense tables to reflect current fees and expenses. If Registrant decides to delete the paragraph and chart, the Registrant will need to update fee numbers in the tables and possibly, the waiver footnote for certain pro forma combined Ivy Funds.

Response: Revised as requested.

4.

Text: The waiver footnote relating to the pro forma combined expenses of the Ivy Core Equity Fund on page 18, Ivy Dividend Opportunities Fund on page 22, Ivy Energy Fund on page 26, Ivy Tax-Managed Equity Fund on page 30, Ivy Value Fund on page 34, Ivy Global Bond Fund on page 42, Ivy Government Securities Fund on page 46, Ivy Municipal Bond Fund on page 50 begins “Through July 31, 2019”

Comment: Should the waiver run through the two year anniversary of the closing date of the reorganization in October 2019? See for example disclosure on page 9 under the question: “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates?” which discloses:

For Reorganizing WRA Funds that will be reorganizing into an Existing Ivy Fund, where the current annual fund operating expenses of a share class of an Ivy Fund are higher than the corresponding share class of the Existing WRA Fund Reorganization counterpart, IICO, the investment manager to the Ivy Funds, has agreed to limit the operating expenses that will be charged to shareholders of such class of shares of an Existing Ivy Fund to be equal to any lower expense ratio of the corresponding class of a Reorganizing WRA Fund for a two-year period. (emphasis added)

Response: The disclosure referencing a two-year period for the waiver will be revised to reflect that it will continue through July 31, 2019.

5.

Text: On pages 58 and 59, in the comparison of the principal investment strategies of the WRA Tax Managed Equity Fund and Ivy Tax-Managed Equity Fund under “Investment Allocation” and “Management Strategy,” the disclosure states “Same as Ivy Tax Managed Equity Fund (except for non-material wording differences)”.

Comment: Consider providing additional explanation regarding what those non-material wording differences are.

Response: The Registrant has revised and reformatted the section so that it looks like the other Fund comparisons and has re-characterized the comparison of the principal investment strategies as “almost identical” The Registrant does not believe the differences in wording are worth a discussion beyond noting that wording differences are non-material. For example, one Fund seeks growth-oriented companies that it believes have dominant market positions, while the other Fund seeks growth-oriented companies that it believes have leading market positions.

6.

Text: On pages 75-77, the net management fee paid (as a percentage of the Fund’s average net assets) for the fiscal year ended June 30 2017 is blank for the WRA Core Investment Fund, WRA Dividend Opportunities Fund, WRA Energy Fund, WRA Tax-Managed Equity Fund and WRA Value Fund.

Comment: Add the missing information.

Response: The missing information regarding the net management fee paid (as a percentage of the Fund’s average net assets) for the fiscal year ended June 30 2017 for the WRA Core Investment Fund, WRA Dividend Opportunities Fund, WRA Energy Fund, WRA Tax-Managed Equity Fund and WRA Value Fund has been added.

7.	Text: The last footnote regarding the adjustment to reflect the estimated one-time accounting, legal and other costs in each of the pro forma capitalization tables on pages 104-112.

Comment: The last footnote appears to be inconsistent with disclosure in other parts of the N-14. Make sure the disclosure regarding the expense allocation is consistent in the footnotes and the other parts of the N-14. For example, on page 6 in the question “Why was the Reorganization approved?” The expense allocation for the Reorganization is described as follows:

The total amount of the expenses for the Reorganization is estimated to be approximately $1.2 million. Ivy Investment Management Company (“IICO”), the investment manager of the Ivy Funds, will bear $200,000 of such expenses and Waddell & Reed Investment Management Company (“WRIMCO”) will bear $200,000 of such expenses. The remaining $800,000 of expenses will be evenly split between the WRA Funds and the Ivy Funds.

The last paragraph on page 14 of the notes to the pro forma financial statements discloses:

Certain expenses of the Reorganization, estimated to be $100, $100, $100, $100, $100, $100 and $100 will be borne by the Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Municipal Bond Fund, Waddell & Reed Advisors Tax-Managed Equity Fund and Waddell & Reed Advisors Value Fund, respectively.

Response: Additional disclosure has been added to the notes to the pro forma financial statements that discloses:

Certain expenses of the Reorganization, estimated to be $100, $100, $100, $100, $100, $100 and $100 will be split between the Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Municipal Bond Fund, Waddell & Reed Advisors Tax-Managed Equity Fund and Waddell & Reed Advisors Value Fund, respectively and its Ivy Fund reorganization counterpart. In addition, with regard to the Waddell & Reed Advisors Bond Fund and Waddell & Reed Government Securities Fund, certain expenses of the Reorganization are estimated to be $35 and $35, respectively. Pro Forma financial information, however, is not required to be prepared for the reorganization of these two Funds into their Ivy Fund counterpart because the Waddell & Reed Advisors Bond Fund and Waddell & Reed Government Securities Fund will be reorganized into newly organized shell Ivy Funds with no assets and liabilities that will commence operation upon completion of the Reorganization and will continue the operation of the Waddell

& Reed Advisors Bond Fund and Waddell & Reed Advisors Government Securities Fund.

In addition, conforming edits will be added to the footnote to the pro forma capitalization tables to disclose: “Adjustments reflect estimated one-time accounting, legal and other costs of approximately $100,356 to be split between the WRA              Fund and the Ivy          Fund.”

In addition, the description regarding the allocation of the reorganization expenses has been revised as follows:

The total amount of the expenses for the Reorganization is estimated to be approximately $1.17 million. Ivy Investment Management Company (“IICO”), the investment manager of the Ivy Funds, will bear $200,000 of such expenses and Waddell & Reed Investment Management Company (“WRIMCO”) will bear $200,000 of such expenses. The remaining $770,000 of expenses will be evenly split between the WRA Funds and the Ivy Funds.

8.	General Comments:

(a) Confirm supplementally for the two shell fund reorganizations that the WRA Funds will be the accounting survivors.

Response: The Registrant confirms that the WRA Bond Fund and the WRA Government Securities Fund will be the accounting survivor of their respective reorganizations as they will be reorganizing into shell Ivy Funds.

(b) Provide a North American Security Trust/Accounting Survivor Analysis for any reorganization where the WRA Fund being acquired is larger than the Ivy Fund that is acquiring it.

Response: Attached as Appendix A is a North American Security Trust/Accounting Survivor Analysis for each reorganization where the WRA Fund being acquired is larger than the Ivy Fund that is acquiring it, which includes the following reorganizations:

WRA Funds	Ivy Funds
Equity Funds
WRA Core Investment Fund	Ivy Core Equity Fund
WRA Dividend Opportunities Fund	Ivy Dividend Opportunities Fund
WRA Tax-Managed Equity Fund	Ivy Tax-Managed Equity Fund
WRA Value Fund	Ivy Value Fund

Fixed Income Funds
WRA Global Bond Fund	Ivy Global Bond Fund
WRA Municipal Bond Fund	Ivy Municipal Bond Fund

Because the WRA Bond Fund and the WRA Government Securities Fund will be reorganizing into shell Ivy Funds, no accounting survivor analysis has been provided as no comparative analysis is needed to be undertaken to conclude that the WRA Bond Fund and WRA Government Securities Fund will be accounting survivors of the reorganization. The Registrant has included the accounting survivor analysis for the WRA Energy Fund/Ivy Energy Fund reorganization even though the total net assets of the Ivy Energy Fund were approximately $564.9 million (as of March 31, 2017) and the net assets of the WRA Energy Fund were approximately $266.0 million (as of March 31, 2017).

(c) Confirm that no Fund anticipates selling off a significant portion of its portfolio holdings.

Response: The Registrant confirms that no Fund anticipates selling off a significant portion of its portfolio holdings.

B. Disclosure Comments

1.        Text: Fourth bullet point on page 6 in the Synopsis section titled “Why was the Reorganization Approved” states: “Reorganization Expenses Split Among the Funds and their Investment Managers.”

Comment: Please change the word “split” to “allocated” since the expenses are not evenly split.

Response: Revised as requested.

2.        Text: The second sentence in the first paragraph on page 9 in the Synopsis section titled “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates?” states:

For Reorganizing WRA Funds that will be reorganizing into an Existing Ivy Fund, where the current annual fund operating expenses of a share class of an Ivy Fund are higher than the corresponding share class of the Existing WRA Fund Reorganization counterpart, IICO, the investment manager to the Ivy Funds, has agreed to limit the operating expenses that will be charged to shareholders of such class of shares of an Existing Ivy Fund to be equal to any lower expense ratio of the corresponding class of a Reorganizing WRA Fund for a two-year period.

Comment: To give greater prominence, start new paragraph with second sentence.

Response: Revised as requested.

3.	Text: The first paragraph on page 9 in the Synopsis section titled “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates?” states:

No. For the Continuing WRA Funds reorganizing into a Shell Ivy Fund, the advisory fee rate and annual fund operating expense ratio of the corresponding Shell Ivy Fund will be the same after the Reorganization. For Reorganizing WRA Funds that will be reorganizing into an Existing Ivy Fund, where the current annual fund operating expenses of a share class of an Ivy Fund are higher than the corresponding share class of the Existing WRA Fund Reorganization counterpart, IICO, the investment manager to the Ivy Funds, has agreed to limit the operating expenses that will be charged to shareholders of such class of shares of an Existing Ivy Fund to be equal to any lower expense ratio of the corresponding class of a Reorganizing WRA Fund for a two-year period.

Also, in the Annual Fund Operating Expense Tables for the WRA Core Investment Fund/Ivy Core Equity Fund on page 18 and the WRA Municipal Bond Fund/Ivy Municipal Bond Fund on page 50, the management fee of the WRA Fund pre-reorganization is lower than the management fee of its Ivy Fund reorganization counterpart

Comment: Please explain to the staff why a vote by the majority of shareholders is not required under Rule 17a-8(a)(3) under the Investment Company Act of 1940, as amended (the “Investment Company Act”) where the management fees are higher for the Acquiring Funds. Do such differences between the Acquiring and Acquired Funds amount to a “material difference” in the advisory contracts?

Response: With regard to whether Rule 17a-8(a)(3) under the Investment Company Act would require a shareholder vote on the reorganization, the Registrant notes that Rule 17a-8(a)(3) requires:

No advisory contract between the Merging Company and investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof except for the identity of the investment companies as a party to the agreement.

Furthermore, in adopting Rule 17a-8, the Commission noted:

We interpret section 15(a) to require shareholder approval of only material changes to an advisory contract, and thus have drafted the rule in a manner that reflects that interpretation. If, after the merger the advisory fee payable by the acquiring fund will be greater than the advisory fees of the acquired fund, we would consider the increase in the advisory fee to be a material change requiring shareholder approval.1

For the following reasons, the Registrant does not believe the differences that are highlighted by the SEC staff reviewer in the annual fund operating expense tables constitute material differences in the advisory contracts or constitute a material change to the advisory contract.

First, with regard to the Ivy Core Equity Fund, while the annual fund operating expense table discloses that prior to the reorganization, the Ivy Core Equity Fund had a higher management fee rate as of the end of its fiscal year (as disclosed in its current prospectus) than its WRA Fund reorganization counterpart, the expense tables also show that the pro forma Ivy Fund management fee rate on a post-reorganization basis will be lower that its WRA Fund reorganization counterpart as shown in the table below.

WRA Core Investment Fund (as of the fiscal year ended June 30, 2016)	Ivy Core Equity Fund (as of the fiscal year ended March 31, 2017)	Pro Forma Ivy Core Equity Fund (as of the fiscal year ended March 31, 2017)
0.63%	0.70%	0.61%

The difference in management fee rates disclosed is primarily the result of the WRA Core Investment Fund being much larger ($3.8 billion net assets as of June 30, 2016) than the Ivy Core Equity Fund ($968 million as of March 31, 2017). However, when the two funds combine, both shareholders of the Ivy Core Equity Fund and former shareholder of the WRA Core Investment Fund should benefit from the economies of scale provided by such combination and experience a reduction in management fee rate. In response to accounting comment number three, we have updated the WRA Funds’ annual fund operating expense tables and examples to March 31, 2017, but the management fee rate for the WRA Core Investment Fund remains at 0.63%.

With regard to the WRA Municipal Bond Fund and the Ivy Bond Fund, the management fee rates in the annual fund operating table on page 50 and in the chart below, give the impression that the shareholders of the WRA Municipal Bond Fund will experience an “increase” in management fees but the difference in management fees between the WRA Municipal Bond Fund and the Ivy Municipal Bond Fund is solely the result of presenting the management fees from different time periods. The management fee rate for the WRA Municipal Bond Fund is taken from the Fund’s current prospectus which is as of

1 See Investment Company Mergers, Release No. IC-25666, July 18, 2002, fn. 23.

September 30, 2016 and the management fee rate of the Ivy Municipal Bond Fund is taken from its current prospectus which is as of March 31, 2017.

WRA Municipal Bond Fund (as of the fiscal year ended September 30, 2016)	Ivy Municipal Bond Fund (as of the fiscal year ended March 31, 2017)	Pro Forma Ivy Municipal Bond Fund (as of the fiscal year ended March 31, 2017)
0.43%	0.52%	0.51

Between September 30, 2016 and March 31, 2017, the WRA Municipal Bond Fund experienced significant volatility in its asset size which significantly impacted the calculation of investment management fee rates and ultimately a reduction in asset size resulted in a higher effective management fee rate. The WRA Municipal Bond Fund’s management fee as of March 31, 2017 is 0.52%. As a result, based on expenses as of March 31, 2017, the shareholders of the WRA Municipal Bond Fund should experience a decrease in the Fund’s management fee upon the consummation of the reorganization and not an increase. The Registrant was aware of the distorting effect of the varying fiscal periods which is why an additional chart and disclosure was added on pages 14 to 16 of the information statement/prospectus to make clear to shareholders that no fee increases would be experienced by them. As noted above, in response to accounting comment number three, we have updated the WRA Funds’ annual fund operating expense tables and examples to March 31, 2017 and the management fee rate for the WRA Municipal Bond Fund will be 0.52%.

Second, as shown in the table below and on page 78 of the information statement/prospectus, the contractual management fee breakpoints in the Ivy Core Equity Fund and Ivy Municipal Bond Fund are more advantageous for shareholders than those for their WRA Fund reorganization counterparts. The breakpoint for the Ivy Core Equity Fund and the WRA Core Investment Fund are identical until assets reach $10 billion when the Ivy Core Equity Fund’s management fees are further reduced by an additional breakpoint. Similarly, the breakpoints for the Ivy Municipal Bond Fund and the WRA Municipal Bond Fund are identical until assets reach $5 billion when the Ivy Municipal Bond Fund’s management fees are further reduced by an additional three breakpoints.

WRA Core Investment Fund	Ivy Core Equity Fund
0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, 0.55% of net assets over $3 billion	0.70% of net assets up to $1 billion; 0.65% of net assets over $1 billion and up to $2 billion; 0.60% of net assets over $2 billion and up to $3 billion; 0.55% of net assets over $3 billion

and up to $5 billion, 0.525% of net assets over $5 billion and up to $6 billion, and 0.50% of net assets over $6 billion.	and up to $5 billion; 0.525% of net assets over $5 billion and up to $6 billion; 0.50% of net assets over $6 billion and up to $10 billion; and 0.49% of net assets over $10 billion.
WRA Municipal Bond Fund	Ivy Municipal Bond Fund

0.525% of net assets up to $500 million;

0.50% of net assets over $500 million and up to $1 billion;

0.45% of net assets over $1 billion and up to $1.5 billion; and

0.40% of net assets over $1.5 billion.

0.525% of net assets up to $500 million;

0.50% of net assets over $500 million and up to $1 billion;

0.45% of net assets over $1 billion and up to $1.5 billion;

0.40% of net assets over $1.5 billion and up to $5 billion;

0.395% of net assets over $5 billion and up to $10 billion;

0.39% of net assets over $10 billion and up to $15 billion; and

0.385% of net assets over $15 billion.

Other than this difference in management fee breakpoints which constitute potential fee reductions, there are no other material differences between the investment advisory contracts for the WRA Core Investment Fund and Ivy Core Equity Fund and the WRA Municipal Bond Fund and Ivy Municipal Bond Fund. In a number of no-action letters, the SEC staff has recognized the pointlessness of requiring a shareholder vote to approve a reduction in management fees and indicated that it would not recommend enforcement action to the Commission under Section 15(a) of the Investment Company Act if a fund amends its investment advisory agreement permanently to reduce the compensation paid to the investment adviser without seeking and obtaining shareholder approval, subject to certain representations including that there be no reduction or modification of services. See, e.g., Limited Term Municipal Fund, Inc., SEC No-Action Letter (pub. avail. Nov. 17, 1992) (where the SEC staff noted its belief that “a majority of an investment company’s outstanding voting securities always would approve a proposed advisory contract amendment that had no effect other than to reduce the percentage of the company’s assets to be paid to the adviser. Thus, to require the Fund to call a shareholder meeting for the sole purpose of approving the advisory contract amendment under these circumstances needlessly would cause the Portfolio’s shareholders to incur solicitation expenses, and could cause the Portfolio to forgo temporarily an advisory fee reduction by delaying the amendment’s effective date”) and Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993).

To require WRA Fund Core Investment Fund and WRA Municipal Bond Fund shareholders to approve their respective reorganization solely because two numbers in an expense table create the appearance of an “increase”2 but not an actual increase in management fees would be elevating form over substance and burden such WRA Fund and Ivy Fund shareholders by imposing on them the costs of a proxy solicitation and shareholder meeting. In addition, delaying the reorganization in order to solicit proxies will delay the implementation of the lower management fee that will result from the reorganization of the Funds.

4.	Text: On page 10 in the Synopsis, the section titled: “What are the Federal Income Tax Consequences of the Reorganization?”

Comment: If there will be any material capital gain distributions as a result of repositioning the portfolios - before or after the mergers - in addition to regular capital gain distributions, such distributions should be disclosed.

Response: The Registrant does not anticipate that there will be any material capital gains distributions that result from a repositioning of the investment portfolios either before or after the reorganization. Due to the similarities between each WRA Fund and its Ivy Fund reorganization counterpart, a restructuring of the investment portfolio of a WRA Fund or its Ivy Fund reorganization counterpart, either before or after the reorganization, is currently not anticipated.

5.	Text: On page 13, the section in the Synopsis titled “Why are the Shareholders not being asked to vote on the Reorganization?”

Comment: The expense ratios of some of the Acquiring Funds are higher than their corresponding Acquired Funds. Please describe supplementally whether the Board considered the increase in the operating expenses to be paid by some Acquired Fund shareholders (after the two-year waiver period) in determining that the merger is in the best interests of each Fund’s shareholders. If so, what conclusions did the Board come to?

Response: Certain WRA Funds have an Ivy Fund reorganization counterpart whose current annual fund operating expenses are higher than the corresponding class of a WRA Fund. The investment manager of the Ivy Funds agreed to limit the operating expenses that will be charged to shareholders of the applicable class of shares of such Ivy Funds to be equal to any lower expense ratio of the corresponding class of a WRA Fund through July 31, 2019. By doing so, the investment manager of the Ivy Funds has taken steps to

[2]

In the case of the WRA Municipal Bond Fund and the Ivy Municipal Bond Fund, the annual fund operating expense table that has been updated in response to accounting comment number three will show both Funds having a management fee rate of 0.52% with the fee rate dropping to 0.51% for the pro forma combined Ivy Fund.

ensure that former WRA Fund shareholders would be subject to at least the same operating expenses as those the WRA Funds were bearing prior to the Reorganization for a 21 month period. The agreement by the investment manager of the Ivy Funds to limit operating expenses through July 31, 2019 was one consideration in the WRA Board’s and Ivy Board’s approval of the Reorganization, and each Board believed the 21 month length of the expense limitation was reasonable. While you note that after the waiver period, operating expenses could increase with the removal of the waiver, there are so many factors that affect mutual fund expenses over time that whether the WRA Fund shareholders would actually experience an increase in operating expenses after the 21 month period is pure speculation.

6.	Text: On page 13, the section in the Synopsis titled “Why are the Shareholders not being asked to vote on the Reorganization?”

Comments: Release 25666 with regard to Rule 17a-8 requires the board to consider “indirect,” as well as “direct” consequences of the merger. The subsequent tax disclosure indicates that the acquiring funds may declare a dividend at the closing. This dividend may accelerate the recognition of income by shareholders. In addition, it is not made clear whether there will be any restructuring of portfolios before or after the merger.

(a) Did the board consider such indirect tax consequences of the merger in determining that the merger is in the best interests of each Fund’s shareholders?

(b) What conclusions did the board reach and why?

Responses:

Regarding your comment that the Registrant has not made it clear whether there will be any restructuring of portfolios before or after the merger, disclosure will be added to clarify that due to the similarities between each WRA Fund and its Ivy Fund reorganization counterpart, a restructuring of the investment portfolio of a WRA Fund or its Ivy Fund reorganization counterpart, either before or after the reorganization, is currently not anticipated.

(a) The Board considered indirect tax consequences of the merger in determining that the merger is in the best interest of each Fund’s shareholders. The information statement/prospectus discloses in the section titled “Reasons for the Reorganization” on page 95 as one of the Board considerations:

The WRA Trust Board also considered the fact that an Existing Ivy Fund’s ability to use pre-Reorganization losses of the corresponding Reorganizing WRA Fund to offset post-Reorganization gains of the combined Fund was expected to be limited due to the application of loss limitation rules under federal tax law. The effect of this limitation will depend on the amount of losses in each Reorganizing WRA Fund at the time of the Reorganization, as well as the amount of post-Reorganization gains that are recognized. As a result, under certain circumstances a Reorganizing WRA Fund’s shareholders could receive taxable distributions as shareholders of the corresponding Existing Ivy Fund earlier than they would have if the Reorganization had not occurred. In addition, the WRA Trust Board also considered that shareholders of a Reorganizing WRA Fund will receive a proportionate share of any taxable income and gains realized by the combined Ivy Fund and not distributed to its shareholders prior to the Reorganization when such income and gains are eventually distributed by the combined Ivy Fund. As a result, shareholders of a Reorganizing WRA Fund may receive a greater amount of taxable distributions than they would have had the Reorganization not occurred. In addition, the WRA Trust Board further considered that if an Existing Ivy Fund, following the Reorganization, has proportionately greater unrealized appreciation in its portfolio investments as a percentage of its NAV than the corresponding Reorganizing WRA Fund, shareholders of the Reorganizing WRA Fund, post-closing, may receive greater amounts of taxable gain as such portfolio investments are sold than they otherwise might have if the Reorganization had not occurred.

(b)        In approving the Reorganization and concluding that the Reorganization Board was in the best interests of the shareholders, both the WRA Board and Ivy considered direct and indirect federal income tax consequences of the reorganization. When one operating investment company reorganizes into another operating investment company (a non-shell fund reorganization), federal tax law requires that prior to the closing of the reorganization, the investment company distribute to its shareholders substantially all of its investment company taxable income and net realized capital gain (after reduction by any available capital loss carryforwards) if any, and at least 90% of its net tax exempt income, if any, that have not been previously distributed. The federal income tax consequences described to the Board and disclosed in the information statement/prospectus were considered to be those that are ordinarily incurred during a reorganization.

7.        Text: On page 14, the section titled “Comparison of the Funds”

Comments: The relative size and performance of the Acquiring and Acquired Funds varies.

(a) How will the determination be made of which fund’s performance carries over to the combined funds?

(b) Why are the “other expenses” of same classes of the corresponding funds different? For all of the mergers where the “other expenses” of a class of either fund are lower than the other expenses of the corresponding class, please explain supplementally whether this is attributable to the fact that one class is larger than the other or some other reason?

(c) Why do the projected expenses of the same classes of the corresponding funds sometimes differ in the expense examples even the though the fee table expenses are the same?

Responses:

(a) Attached as Appendix A is the accounting survivor analysis. The Fund that is the accounting survivor will also be the Fund whose performance survives.

(b) The difference in “other expenses” between corresponding classes of each WRA Fund and its Ivy Fund Reorganization counterpart is primarily a function of the size of the class.

(c) The reason why the projected expenses of the same classes of the corresponding funds sometimes differ in the expense examples even the though the fee table expenses are the same is that the WRA Fund waiver run through January 31, 2018 and the Ivy Fund reorganization counterpart waiver runs through July 31, 2019. See, for example, the three, five and ten year examples for the Class A Shares of the WRA Municipal Bond Fund and Class A Shares of the Pro Forma Ivy Municipal Bond Fund.

8.	Text: Expense Examples for:

Class A Shares of the WRA Core Investment Fund/Class A Shares of the Ivy Core Equity Fund

Class A Shares/Class Y of the WRA Dividend Opportunities Fund/ Class A Shares/Class Y Shares of the Ivy Dividend Opportunities Fund

Class A/Class C/Class Y Shares of the WRA Tax-Managed Equity Fund/ Class A/Class C/Class Y Shares of the Ivy Tax-Managed Equity Fund

Class A Shares/Class Y of the WRA Value Fund/ Class A Shares/Class Y Shares of the Ivy Value Fund

Class A Shares/Class Y of the WRA Municipal Bond Fund/ Class A Shares/Class Y Shares of the Municipal Bond Fund

Comments: The expenses before the merger are higher for some of the Ivy (Acquiring Fund) share classes when compared to the share classes of the WRA Fund Reorganization counterpart.

(a) Was this fact considered by the Board in making their finding that the merger is in the best interests of both funds? Please explain the board’s reasoning.

(b) Please also clarify whether the pro forma shows the effect of the special two-year waiver for former WRA shareholders. If so, disclose this fact.

(c) Please explain supplementally why in some cases the pro forma expenses for some share classes are lower than the expenses for either of the merging funds. This comment is applicable to the subsequent corresponding example for each merger.

Responses:

(a) As noted in our response to comment 5, certain of the WRA Funds have an Ivy Fund reorganization counterpart where the current annual fund operating expense of a class of an Ivy Fund are higher than its corresponding class of a WRA Fund. The investment manager of the Ivy Funds agreed to limit the operating expenses that will be charged to shareholders of the applicable class of shares of such Ivy Funds to be equal to any lower expense ratio of the corresponding class of a WRA Fund through July 31, 2019. By doing so, the investment manager of the Ivy Funds has taken steps to ensure that former WRA Fund shareholders would be subject to at least the same operating expenses as those the WRA Funds were bearing prior to the Reorganization for a 21 month period. That certain of the WRA Funds have an Ivy Fund reorganization counterpart where the current annual fund operating expense of a class of an Ivy Fund are higher than its corresponding class of a WRA Fund and the agreement by the investment manager of the Ivy Funds to limit operating expenses through July 31, 2019 were considerations in the WRA Board’s and Ivy Board’s approval of the Reorganization. The WRA Board and the Ivy Board believed the expense limitation was a reasonable approach for addressing the higher Ivy Fund operating expenses and ensured that former WRA Fund shareholders would be subject to at least the same operating expenses as those the WRA Funds were bearing prior to the Reorganization for a 21 month period.

In addition, certain differences in operating expenses between the WRA Funds and the Ivy Funds is the result of presenting the expenses from different time periods. The operating expenses for the (i) WRA Equity Funds is taken from the Fund’s current prospectus and is as of June 30, 2016; (ii) WRA Fixed Income Funds is taken from the Fund’s current prospectus and is as of September 30, 2016; (iii) the Ivy Funds is taken from its current prospectus and is as of March 31, 2017 and (iv) the pro forma Ivy Fund’s expenses are based on March 31, 2017 information. The Registrant was aware of the distorting effect of the varying fiscal periods which is why an additional chart and disclosure was added on pages 14 to 16 of the information statement/prospectus which show a much less variation in expenses between the WRA Funds and the pro forma Ivy Funds. As noted above, in response to accounting comment number three, the annual fund operating expense tables and examples will be updated so that the WRA Fund, Ivy Fund and pro forma Ivy Fund information are all as of March 31, 2017.

(b) The existence of the waiver through July 31, 2019 is reflected in the pro forma expense examples. The Registrant will add additional disclosure to clarify that the pro forma expense examples reflect the waiver.

(c) The pro forma expenses for some share classes are lower than the expenses for either of the merging funds because the pro forma expenses reflect the reductions that result from combining the assets of both funds which allow the combined have to experience reduced service provider fees (e.g., management fees) due to fee breakpoints in service provider agreements. In addition, as noted above, the pro forma expenses of certain Ivy Funds reflect expense limitations that run through July 2019.

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact myself at (215) 564-8149 or, in his absence, Amy G. Smith, Esq. at (215) 564-8104.

Sincerely,

/s/ Kenneth L. Greenberg, Esq.

Appendix A - Accounting Survivor Analysis

Nine series (each, a “WRA Fund” and collectively, the “WRA Funds”) of the Waddell & Reed Advisors Funds (the “WRA Trust”) will be reorganizing into nine corresponding series (each, an “Ivy Fund” and collectively, the “Ivy Funds”) of the Ivy Trust (the “Registrant”) as set forth in the chart below. (The WRA Funds and Ivy Funds may be referred to collectively as the “Funds”). Pursuant to an Agreement and Plan of Reorganization (the “Reorganization Plan”), each WRA Fund will transfer all of its assets and liabilities attributable to Class A, Class B, Class C and Class Y shares to a corresponding Ivy Fund in exchange for shares of Class A, Class B, Class C and Class I of the corresponding Ivy Fund with an aggregate net asset value (“NAV”) equal to the net value of the assets and liabilities transferred by each WRA Fund (the “Reorganization”). The Class A, Class B, Class C and Class I shares of the Ivy Funds received by each corresponding WRA Fund will be distributed to the WRA Funds’ respective shareholders of the corresponding class pro rata in accordance with their percentage ownership of such class of the WRA Fund in full liquidation of the WRA Fund. After the Reorganization, each WRA Fund will be terminated and its affairs will be wound up in an orderly fashion.

This memorandum addresses whether a WRA Fund or an Ivy Fund will be the accounting survivor of its particular reorganization. It has been determined that the Funds bolded in the chart below will be the accounting survivor of their respective reorganizations.

WRA Funds	Ivy Funds
Equity Funds
WRA Core Investment Fund	Ivy Core Equity Fund
WRA Dividend Opportunities Fund	Ivy Dividend Opportunities Fund
WRA Energy Fund	Ivy Energy Fund
WRA Tax-Managed Equity Fund	Ivy Tax-Managed Equity Fund
WRA Value Fund	Ivy Value Fund
Fixed Income Funds
WRA Bond Fund	Ivy Bond Fund
WRA Global Bond Fund	Ivy Global Bond Fund
WRA Government Securities Fund	Ivy Government Securities Fund
WRA Municipal Bond Fund	Ivy Municipal Bond Fund

According to a no-action letter to North American Security Trust (“NAST”), in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor fund should be compared to determine which predecessor fund most closely resembles the new combined fund. In NAST, the staff of the Securities and Exchange Commission listed five factors that should be relied upon when making such determination. The five factors are: (i) investment advisers; (ii) investment objectives, policies and restrictions; (iii) portfolio composition; (iv) expense structures and expense ratio; and (v) asset size. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance are discussed below with regard to each of the following reorganizations except for the WRA Bond Fund/Ivy Bond Fund and WRA Government Securities Fund/Ivy Government Securities Fund reorganizations. No NAST analysis has been prepared for the reorganization of the WRA Bond Fund into the Ivy Bond Fund and the WRA Government Securities Fund into the Ivy Government Securities Fund because the WRA Bond Fund and WRA Government Securities Fund will be reorganized into newly organized shell Ivy Funds with no assets and liabilities that will commence operation upon completion of the Reorganization and will continue the operations, performance history and financial statement history of the WRA Bond Fund and WRA Government Securities Fund, respectively. Accordingly, the WRA Bond Fund and WRA Government Securities Fund will be the accounting survivor of their respective reorganizations.

I.	WRA Core Investment Fund into Ivy Core Equity Fund

The Registrant believes that the Ivy Core Equity Fund is the appropriate accounting survivor following the reorganization of the WRA Core Investment Fund with and into Ivy Core Equity Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. Waddell & Reed Investment Management Company (“WRIMCO”) is the investment manager for WRA Core Investment Fund. Ivy Investment Management Company (“IICO”) is the investment manager for Ivy Core Equity Fund and will continue to manage the surviving fund, the Ivy Core Equity Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio managers for both Funds are Erik R. Becker and Gustaf C. Zinn. Mr. Becker and Mr. Gustaf will continue to serve as the portfolio managers of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $6 billion, the Ivy Core Equity Fund has additional fee breakpoints which are as follows:

Net Assets	WRA Core Investment Fund	Ivy Core Equity Fund
Up to $1 billion	0.70%	0.70%
Over $1 billion and up to $2 billion	0.65%	0.65%
Over $2 billion and up to $3 billion	0.60%	0.60%
Over $3 billion and up to $5 billion	0.55%	0.55%
Over $5 billion and up to $6 billion	0.525%	0.525%
Over $6 billion	0.50%	—

Net Assets	WRA Core Investment Fund	Ivy Core Equity Fund
Over $6 billion and up to $10 billion	—	0.50%
Over $10 billion	—	0.49%

IICO’s investment management agreement, including its fee schedule, with the Ivy Core Equity Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in investment advisor from WRIMCO to IICO and the continued use of the Ivy Core Equity Fund’s investment management agreements fee schedule favors Ivy Core Equity Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundamental investment restrictions. Each Fund is currently classified as an open-end fund under the Investment Company Act of 1940 (the “1940 Act”). As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to provide capital growth and appreciation.

Principal investment strategies. The WRA Core Investment Fund and its corresponding Ivy Core Equity Fund have almost identical principal investment strategies (any wording differences between each Fund’s description of principal investment strategies are non-material) that are described as follows:

The Funds seek to achieve their objectives by investing, under normal circumstances, at least 80% of its net assets in equity securities, primarily in common stocks of large-capitalization companies. The Funds seek to invest in companies that their investment managers believe have a dominant market position or sustainable competitive advantage in their industry. Large-capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. The Funds invest in securities that have the potential for capital appreciation, or that their investment managers expect to resist market decline. Although the Funds primarily invest in securities issued by large-capitalization companies, they may invest in securities issued by companies of any size. The Funds have the ability to invest in securities of companies across the valuation spectrum, including securities issued by growth and value companies.

The investment managers believe that long-term earnings potential relative to market expectations is an important component for stock performance. The investment managers utilize a top-down (assessing the market environment) and a bottom-up (researching individual issuers) analysis in their securities-selection process, and seek to exploit what they believe to be catalysts for multi-year earnings growth in companies that they believe have strong or strengthening competitive advantages. Earnings catalysts are diversified across both thematic and company-specific projections.

From a top-down perspective, the investment managers seek to identify current trends or themes which indicate specific industries that have the potential to experience multi-year growth. The investment managers consider various thematic catalysts in their analysis, including major macro-economic and political forces, cyclical inflections, changes in consumer behavior and technology shifts. Once a trend or theme is identified, the investment managers seek to invest for the Funds in what their investment managers believe have long-term earnings potential that exceeds market expectations.

Through their bottom-up stock selection, the investment managers search for companies for which they believe market expectations are too low with regard to the ability of the companies to grow their businesses.

In selecting securities for the Funds, the investment managers may consider whether a company has new products to introduce, has undergone cost restructuring or a management change, or has improved its execution, among other factors.

The Funds typically hold a limited number of stocks (generally 40 to 50).

Many of the companies in which the Funds may invest have diverse operations, with products or services in foreign markets. Therefore, the Funds may have indirect exposure to various foreign markets through investments in these companies, even if the Funds are not invested directly in such markets.

Generally, in determining whether to sell a security, the investment managers use the same type of analysis that they use in buying securities. Among other factors, the investment managers consider whether, in their opinion, the security has fully appreciated according to the investment managers’ forecast, has ceased to offer the prospect of significant growth potential, has had its competitive barriers diminished, has seen its earnings catalyst lose its impact, or has performed below the investment advisers’ expectations regarding the company’s long-term earnings potential. The investment managers also may sell a security to reduce the Funds’ holdings in that security if that issuer’s competitive advantage has diminished or if the Funds’ portfolio managers lose conviction in a previously identified trend or theme, to take advantage of what they believe are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The WRA Core Investment Fund and Ivy Core Equity Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundamental investment restrictions of the Ivy Core Equity Fund will continue in the combined fund. Because the investment policies of the Funds are not materially different, this factor favors neither Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	WRA Core Investment Fund (as of 3/31/17)	Ivy Core Equity Fund (as of 3/31/17)
Large	98.9%	98.9%
Medium	1.1%	1.1%
Small	0.0%	0.0%
Median Market Cap	$52.6 billion	$52.6 billion

Portfolio Composition (as a % of net assets)	WRA Core Investment Fund (as of 3/31/17)	Ivy Core Equity Fund (as of 3/31/17)
Domestic Common Stock	93.27%	93.31%
Foreign Common Stock	5.24%	5.24%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	1.49%	1.45%

Geographic Allocation (as a % of equity assets)	WRA Core Investment Fund (as of 3/31/17)	Ivy Core Equity Fund (as of 3/31/17)
United States	94.7%	94.7%
Ireland	1.9%	1.9%
China	1.7%	1.7%
Netherlands	1.7%	1.7%

Sector Allocation (as a % of equity assets)	WRA Core Investment Fund (as of 3/31/17)	Ivy Core Equity Fund (as of 3/31/17)
Information Technology	27.35%	27.36%
Financials	16.69%	16.69%
Consumer Discretionary	15.51%	15.51%
Health Care	12.88%	12.88%
Energy	9.17%	9.17%
Industrials	8.71%	8.70%
Consumer Staples	8.68%	8.68%
Materials	1.01%	1.01%

	WRA Core Investment Fund (as of 3/31/17)	Ivy Core Equity Fund (as of 3/31/17)
Number of Holdings	52	49

Post-Reorganization, it is not expected that the asset allocation, portfolio composition, or number of issuers in the Ivy Core Equity Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Because the portfolio composition of the Funds are substantially similar, this factor favors neither Fund as the accounting survivor.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

WRA Core Investment Fund into Ivy Core Equity Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended June 30, 2016 for the WRA Core Investment Fund and March 31, 2017 for the Ivy Core Equity Fund. Also shown are the Annual Fund Operating Expenses projected for the Ivy Core Equity Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Core Investment Fund				Ivy Core Equity Fund				Ivy Core Equity Fund after Reorganization with the WRA Core Investment Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.63%	0.63%	0.63%	0.63%	0.70%	0.70%	0.70%	0.70%	0.61%	0.61%	0.61%	0.61%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.17%	0.59%	0.38%	0.16%	0.26%	0.43%	0.22%	0.21%	0.19%	0.53%	0.23%	0.19%

Total Annual Fund Operating Expenses	1.05%	2.22%[1]	2.01%[1]	0.79%	1.21%[2]	2.13%	1.92%	0.91%[2]	1.05%[3]	2.14%[3]	1.84%	0.80%

Fee Waiver and/or Expense Reimbursement	None	0.00%[1]	0.00%[1]	None	0.06%[2]	None	None	0.07%[2]	0.01%[3]	0.01%[3]	None	None

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.05%	2.22%[1]	2.01%[1]	0.79%	1.15%[2]	2.13%	1.92%	0.84%[2]	1.04% [3]	2.13% [3]	1.84%	0.80%

1 Through October 31, 2017, WRIMCO, Waddell & Reed, Inc. (“WRI”) and/or Waddell & Reed Services Company doing business as WI Services Company (“WISC”) have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class B shares at 2.23% and Class C shares at 2.02%. Prior to that date, the expense limitation may not be terminated without the consent of the WRA Trust Board.

2 Through July 31, 2018, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 1.15% and Class I shares at 0.84%. Prior to that date, the expense limitation may not be terminated without the consent of the Ivy Trust Board.

3 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 1.04% and Class B shares at 2.13%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Core Equity Fund will continue following the Reorganization. In addition, the Ivy Core Equity Fund, unlike the WRA Core Investment Fund, offers Class E, Class I, Class N and Class R shares. Thus, this factor favors the Ivy Core Equity Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Core Equity Fund ($969.1 million as of March 31, 2017) are smaller than the net assets of the WRA Core Investment Fund (approximately $3.9 billion as of March 31, 2017). Therefore, the net current assets of the Ivy Core Equity Fund will constitute approximately 20% of the Ivy Core Equity Fund post-Reorganization while the WRA Core Investment Fund’s current net assets will constitute the remainder. Because the WRA Core Investment Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the WRA Core Investment Fund as the accounting survivor.

(vi) Comparison of Relative Performance:

The total return performance of the WRA Core Investment Fund and the Ivy Core Equity Fund is very similar. The difference in return is less than 35 basis points for all comparable periods.

WRA Core Investment Fund/Ivy Core Equity Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years

WRA Core Investment Fund Class A	9.72%	10.45%	7.24%
Ivy Core Equity Fund Class A	9.78%	10.14%	6.93%

WRA Core Investment Fund Class B	8.46%	9.14%	6.23%
Ivy Core Equity Fund Class B	8.67%	9.09%	6.07%

WRA Core Investment Fund Class C	8.65%	9.39%	6.18%
Ivy Core Equity Fund Class C	8.99%	9.31%	6.12%

WRA Core Investment Fund Class Y	10.09%	10.71%	7.55%
Ivy Core Equity Fund Class I	10.17%	10.51%	7.33%

Because both Funds have similar performance, the selection of the Ivy Core Equity Fund as the performance/accounting survivor cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Core Equity Fund. The factors favoring the conclusion that the Ivy Core Equity Fund should be the accounting survivor include: (1) the continuation of the Ivy Core Equity Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Core Equity Fund’s expense structure, including the investment management agreement with IICO that has additional fee breakpoints; and (3) the Ivy Core Equity Fund is the Fund into which the WRA Core Investment Fund is reorganizing and which will continue operations. Although the WRA Core Investment Fund is the larger Fund, the Registrant does not believe that asset size alone is determinative of the issue. Other factors such as investment structure, investment objective, principal investment strategies, fundamental investment restructure and portfolio composition favor neither Fund as the WRA Core Investment Fund and Ivy Core Equity Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, substantially similar principal investment strategies, and substantially similar portfolio compositions.

II.    WRA Dividend Opportunities Fund into Ivy Dividend Opportunities Fund

The Registrant believes that the Ivy Dividend Opportunities Fund is the appropriate accounting survivor following the reorganization of the WRA Dividend Opportunities Fund with and into Ivy Dividend Opportunities Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. WRIMCO is the investment manager for WRA Dividend Opportunities Fund. IICO is the investment manager for Ivy Dividend Opportunities Fund and will continue to manage the surviving fund, the Ivy Dividend Opportunities Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio manager for both Funds is Christopher J. Parker. Mr. Parker will continue to serve as the portfolio manager of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $3 billion, the Ivy Dividend Opportunities Fund has additional fee breakpoints which are as follows:

Net Assets	WRA Dividend Opportunities Fund	Ivy Dividend Opportunities Fund
Up to $1 billion	0.70%	0.70%
Over $1 billion and up to $2 billion	0.65%	0.65%
Over $2 billion and up to $3 billion	0.60%	0.60%
Over $3 billion	0.55%	—
Over $3 billion and up to $5 billion	—	0.55%
Over $5 billion and up to $10 billion	—	0.54%
Over $10 billion	—	0.53%

IICO’s investment management agreement, including its fee schedule, with the Ivy Dividend Opportunities Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in the investment advisor from WRIMCO to IICO and the continued use of the Ivy Dividend Opportunities Fund’s investment management fee schedule favors Ivy Dividend Opportunities Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal invest strategies and fundament investment restrictions. Each Fund is currently classified as an open-end fund under the 1940 Act. As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to seek to provide total return.

Principal investment strategies. The WRA Dividend Opportunities Fund and its corresponding Ivy Dividend Opportunities Fund have almost identical principal investment strategies (any wording differences between each Fund’s description of principal investment strategies are non-material) that are described as follows:

The Funds seek to achieve their objectives by investing primarily in large-capitalization companies, that often are market leaders in their industry, with established operating records that the investment managers believe may accelerate or grow their dividend payout ratio and that also demonstrate favorable prospects for total return. Under normal circumstances, the Funds invest at least 80% of their net assets in dividend-paying equity securities. For this purpose, such securities consist primarily of dividend-paying common stocks. Although the Funds invest primarily in securities issued by large-capitalization companies (typically, companies with capitalizations of at least $10 billion at the time of acquisition), they may invest in securities issued by companies of any size. The Funds typically hold a limited number of stocks (generally 40 to 60).

In selecting securities for the Funds, the investment managers primarily focus on companies that have an above-market dividend yield that is supported by what the investment managers believe are attractive relative and absolute valuations and tends to favor companies that the investment managers believe have the ability to grow their dividends at an average or above-average rate relative to the market. The investment managers also seek to invest in companies that they believe have the potential for strong growth in their dividend payout due to the companies having a low initial payout ratio and a commitment to raising the payout ratio over time, or above-average earnings growth potential which also are supported by what they believe are attractive relative and absolute valuations. The investment managers also considers other factors, which may include the company’s: established operating history; financial condition; quality of management; competitive position; capital allocation; business characteristics; growth and profitability opportunities; return on capital; history of improving sales and profits; and stock price as compared to its estimated intrinsic value.

Although the Funds invest primarily in U.S. securities, they may invest up to 25% of their total assets in foreign securities. Many of the companies in which the Funds may invest have diverse operations, with products or services in foreign markets. Therefore, the Funds may have indirect exposure to various foreign markets through investments in these companies, even if the Funds are not invested directly in such markets.

Generally, in determining whether to sell a security, the investment managers consider many factors, including: changes in economic or market factors in general or with respect to a particular industry or sector, changes in the market trends or other factors affecting an individual security, and changes in the relative market performance or its belief in the appreciation possibilities offered by individual securities. The investment managers also may sell a security to reduce the Funds’ holdings in that security, to take advantage of what they believe are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The WRA Dividend Opportunities Fund and Ivy Dividend Opportunities Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundamental investment restrictions of the Ivy Dividend Opportunities Fund will continue in the combined fund. Because the investment policies of the Funds are not materially different, this factor favors neither Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	WRA Dividend Opportunities Fund (as of 3/31/17)	Ivy Dividend Opportunities Fund (as of 3/31/17)
Large	94.2%	94.2%
Medium	5.8%	5.8%
Small	0.0%	0.0%
Median Market Cap	$39.5 billion	$39.5 billion

Portfolio Composition (as a % of net assets)	WRA Dividend Opportunities Fund (as of 3/31/17)	Ivy Dividend Opportunities Fund (as of 3/31/17)
Domestic Common Stock	85.62%	85.29%
Foreign Common Stock	10.23%	10.17%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	4.15%	4.57%

	WRA Dividend Opportunities Fund (as of 3/31/17)	Ivy Dividend Opportunities Fund (as of 3/31/17)

Number of Holdings	48	47

Geographic Allocation (as a % of equity assets)	WRA Dividend Opportunities Fund (as of 3/31/17)	Ivy Dividend Opportunities Fund (as of 3/31/17)
United States	89.3%	89.4%
Canada	2.8%	2.8%
United Kingdom	2.6%	2.5%
Finland	2.4%	2.4%
Ireland	1.5%	1.4%
Belgium	1.4%	1.4%

Sector Allocation (as a % of equity assets)	WRA Dividend Opportunities Fund (as of 3/31/17)	Ivy Dividend Opportunities Fund (as of 3/31/17)
Information Technology	16.44%	16.50%
Financials	15.69%	15.69%
Industrials	15.39%	15.38%
Energy	11.11%	11.08%
Consumer Discretionary	10.64%	10.57%
Consumer Staples	7.57%	7.55%
Real Estate	6.87%	6.89%
Health Care	6.39%	6.39%
Materials	6.35%	6.38%
Utilities	3.55%	3.57%

Post- Reorganization, it is not expected that the asset allocation, portfolio composition, or number of issuers in the Ivy Dividend Opportunities Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Because the portfolio composition of the Funds are substantially similar, this factor favors neither Fund as the accounting survivor.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

WRA Dividend Opportunities Fund into Ivy Dividend Opportunities Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended June 30, 2016 for the WRA Dividend Opportunities Fund and March 31, 2017 for the Ivy Dividend Opportunities Fund. Also shown are the Annual Fund Operating Expenses projected for the Ivy Dividend Opportunities Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Dividend Opportunities Fund				Ivy Dividend Opportunities Fund				Ivy Dividend Opportunities Fund after Reorganization with the WRA Dividend Opportunities Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.30%	0.71%	0.37%	0.12%	0.31%	0.34%	0.23%	0.25%	0.29%	0.41%	0.22%	0.22%

Total Annual Fund Operating Expenses	1.25%	2.41%	2.07%	0.82%	1.26%	2.04%	1.93%	0.95%	1.24%	2.11%[1]	1.92%	0.92%

Fee Waiver and/or Expense Reimbursement	None	None	None	None	None	None	None	None	None	0.07%[1]	None	None

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.25%	2.41%	2.07%	0.82%	1.26%	2.04%	1.93%	0.95%	1.24%	2.04%[1]	1.92%	0.92%

1 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class B shares at 2.04%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Dividend Opportunities Fund will continue following the Reorganization. In addition, the Ivy Dividend Opportunities Fund, unlike the WRA Dividend Opportunities Fund, offers Class E, Class I, Class N and Class R shares. Thus, this factor favors the Ivy Dividend Opportunities Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Dividend Opportunities Fund (approximately $382.4 million as of March 31, 2017) are slightly smaller than the net assets of the WRA Dividend Opportunities Fund (approximately $584.1 million as of March 31, 2017). Therefore, the net current assets of the Ivy Dividend Opportunities Fund will constitute approximately 40% of the Ivy Dividend Opportunities Fund post-Reorganization while the WRA Dividend Opportunities Fund’s current net assets will constitute the remainder. Because the WRA Dividend Opportunities Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the WRA Dividend Opportunities Fund as the accounting survivor.

(vi) Comparison of Relative Performance: The total return performance of the WRA Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund is very similar. The difference in return is less than 50 basis points for all comparable periods.

WRA Dividend Opportunities Fund/Ivy Dividend Opportunities Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years

WRA Dividend Opportunities Fund Class A	11.30%	9.42%	4.62%
Ivy Dividend Opportunities Fund Class A	11.21%	9.31%	4.79%

WRA Dividend Opportunities Fund Class B	9.92%	8.16%	3.72%
Ivy Dividend Opportunities Fund Class B	10.38%	8.46%	4.03%

WRA Dividend Opportunities Fund Class C	10.42%	8.50%	3.71%
Ivy Dividend Opportunities Fund Class C	10.51%	8.59%	4.08%

WRA Dividend Opportunities Fund Class Y	11.67%	9.79%	5.00%
Ivy Dividend Opportunities Fund Class I	11.56%	9.67%	5.16%

Because both Funds have similar performance, the selection of the Ivy Dividend Opportunities Fund cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Dividend Opportunities Fund. The factors favoring the conclusion that the Ivy Dividend

Opportunities Fund should be the accounting survivor include: (1) the continuation of the Ivy Dividend Opportunities Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Dividend Opportunities Fund’s expense structure, including the investment management agreement with IICO that has additional fee breakpoints; and (3) the Ivy Dividend Opportunities Fund is the Fund into which the WRA Dividend Opportunities Fund is reorganizing and which will continue operations. Although the WRA Dividend Opportunities Fund is the larger Fund, Registrant does not believe that asset size alone is determinative of the issue. Other factors such as investment structure, investment objective, principal investment strategies, fundamental investment restrictions and portfolio composition favors neither Fund as the WRA Dividend Opportunities Fund and Ivy Dividend Opportunities Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, substantially similar principal investment strategies, and substantially similar portfolio compositions.

III.	WRA Energy Fund into Ivy Energy Fund

The Registrant believes that the Ivy Energy Fund is the appropriate accounting survivor following the reorganization of the WRA Energy Fund with and into Ivy Energy Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. WRIMCO is the investment manager for WRA Energy Fund. IICO is the investment manager for Ivy Energy Fund and will continue to manage the surviving fund, the Ivy Energy Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio managers for the WRA Energy Fund and Ivy Energy Fund are David P Ginther and Michael T. Wolverton, and they will continue to serve as the portfolio managers of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $3 billion, the Ivy Energy Fund had additional fee breakpoints which are as follows:

Net Assets	WRA Energy Fund	Ivy Energy Fund
Up to $1 billion	0.85%	0.85%
Over $1 billion and up to $2 billion	0.83%	0.83%
Over $2 billion and up to $3 billion	0.80%	0.80%
Over $3 billion	0.76%	—
Over $3 billion and up to $5 billion	—	0.76%
Over $5 billion and up to $10 billion	—	0.75%
Over $10 billion	—	0.74%

IICO’s investment management agreement, including its fee schedule, with the Ivy Energy Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in the investment advisor from WRIMCO to IICO, and the continued use of the Ivy Energy Fund’s investment management agreement fee schedule favors Ivy Energy Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundament investment restrictions. Each Fund is currently classified as an open-end fund under the 1940 Act. As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to seek to provide capital growth and appreciation.

Principal investment strategies. The WRA Energy Fund and its corresponding Ivy Energy Fund have identical principal investment strategies (except that the number of stocks generally held by the Ivy Fund is generally 50 to 65 as compared to 45 to 60 for the WRA Fund) that are described as follows:

The Funds seek to achieve their objectives by investing, under normal circumstances, at least 80% of their net assets in securities of companies within the energy sector, which includes all aspects of the energy industry, such as exploration, discovery, production, distribution or infrastructure of energy and/or alternative energy sources.

These companies may include, but are not limited to, oil companies, oil and gas drilling, equipment and services companies, oil and gas exploration and production companies, oil and gas storage and transportation companies, natural gas pipeline companies, refinery companies, energy conservation companies, coal, transporters, utilities, alternative energy companies and innovative energy technology companies. The Funds also may invest in companies that are not within the energy sector that are engaged in the development of products and services to enhance energy efficiency for the users of those products and services.

After conducting a top-down (assessing the market environment) market analysis of the energy industry and geopolitical issues and then identifying trends and sectors, the Funds’ investment managers, uses a research-oriented, bottom-up (researching individual issuers) investment approach when selecting securities for the Funds, focusing on company fundamentals and growth prospects. In general, the Funds emphasize companies that their investment managers believe are strongly managed and can generate above-average, capital growth and appreciation. The Funds invest in a blend of value and growth companies domiciled throughout the world, which may include companies that are offered in initial public offerings (IPOs). While the investment managers typically seek to invest a majority of the Funds’ assets in U.S. securities, the Funds may invest up to 100% of their total assets in foreign securities. The Funds typically hold a limited number of stocks (generally 50 to 65 for the Ivy Fund and 45-60 for the WRA Fund).

Many of the companies in which the Funds may invest have diverse operations, with products or services in foreign markets. Therefore, the Funds may have indirect exposure to various foreign markets through investments in these companies, potentially including companies domiciled or traded or doing business in emerging markets, even if the Funds are not invested directly in such markets.

Generally, in determining whether to sell a security, the investment managers use the same type of analysis that they use in buying securities to determine whether the security has ceased to offer significant growth potential, has sufficiently exceeded its target price, has become undervalued and/or whether the prospects of the issuer have deteriorated. The investment managers also will consider the effect of commodity price trends on certain holdings, poor capital management or whether a company has experienced a change or deterioration in its fundamentals, its valuation or its competitive advantage. The investment managers also may sell a security to take advantage of what they believe are more attractive investment opportunities, to reduce the Funds’ holdings in that security or to raise cash.

Fundamental invest restrictions. The WRA Energy Fund and Ivy Energy Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry. In addition as a fundamental policy, under normal circumstances, both Funds will concentrate its investments in the energy industry. The Funds will not concentrate its investments in any other particular industry, except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundamental investment restrictions of the Ivy Energy Fund will continue in the combined fund. Because the investment policies of the Funds are not materially different, but the Ivy Energy Fund may hold a slightly larger number of stocks, this factor favors the Ivy Energy Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	WRA Energy Fund (as of 3/31/17)	Ivy Energy Fund (as of 3/31/17)
Large	46.8%	46.8%
Medium	45.0%	45.0%
Small	8.2%	8.2%
Median Market Cap	$7.7 billion	$7.7 billion

Portfolio Composition (as a % of net assets)	WRA Energy Fund (as of 3/31/17)	Ivy Energy Fund (as of 3/31/17)
Domestic Common Stock	90.11%	89.93%
Foreign Common Stock	9.31%	9.30%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	0.58%	0.77%

	WRA Energy Fund (as of 3/31/17)	Ivy Energy Fund (as of 3/31/17)
Number of Holdings	46	45

Geographic Allocation (as a % of equity assets)	WRA Energy Fund (as of 3/31/17)	Ivy Energy Fund (as of 3/31/17)
United States	90.6%	90.6%
Switzerland	2.5%	2.5%
Netherlands	2.2%	2.2%
Bermuda	1.8%	1.8%
Canada	1.8%	1.8%
United Kingdom	1.0%	1.0%

Sector Allocation (as a % of equity assets)	WRA Energy Fund (as of 3/31/17)	Ivy Energy Fund (as of 3/31/17)
Energy	97.37%	97.38%
Information Technology	1.52%	1.52%
Materials	1.11%	1.10%

Post- Reorganization, it is not expected that the asset allocation, portfolio composition, or number of issuers in the Ivy Energy Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Because the Funds are substantially similar, this factor favors neither Fund as the accounting survivor.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

WRA Energy Fund into Ivy Energy Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended June 30, 2016 for the WRA Energy Fund and March 31, 2017 for the Ivy Energy Fund. Also shown are the Annual Fund Operating Expenses projected for the Ivy Energy Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Energy Fund				Ivy Energy Fund				Ivy Energy Fund after Reorganization with the WRA Energy Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.54%	1.29%	0.73%	0.25%	0.31%	0.44%	0.26%	0.23%	0.37%	0.55%	0.27%	0.24%

Total Annual Fund Operating Expenses	1.64%	3.14%	2.58%	1.10%	1.41%	2.29%	2.11%	1.08%	1.47%[1]	2.40%[1]	2.12%[1]	1.09%[1]

Fee Waiver and/or Expense Reimbursement	None	None	None	None	None	None	None	None	0.06%[1]	0.11%[1]	0.01%[1]	0.01%[1]

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.64%	3.14%	2.58%	1.10%	1.41%	2.29%	2.11%	1.08%	1.41%[1]	2.29%[1]	2.11%[1]	1.08%[1]

1 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 1.41%, Class B shares at 2.29%, Class C shares at 2.11%, and Class I shares at 1.08%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Energy Fund will continue following the Reorganization. In addition, the Ivy Energy Fund, unlike the WRA Energy Fund, offers Class I, Class N and Class R shares. Thus, this factor favors the Ivy Energy Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Energy Fund (approximately $564.9 million as of March 31, 2017) are larger than the net assets of the WRA Energy Fund (approximately $266.0 million as of March 31, 2017). Therefore, the net current assets of the Ivy Energy Fund will constitute approximately 68% of the Ivy Energy Fund post-Reorganization while the WRA Energy Fund’s current net assets will constitute the remainder. Because the Ivy Energy Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the Ivy Energy Fund as the accounting survivor.

(vi) Comparison of Relative Performance:

The total return performance of the WRA Energy Fund and the corresponding Ivy Energy Fund is very similar. The difference in return is less than 75 basis points for all comparable periods.

WRA Energy Fund/Ivy Energy Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years

WRA Energy Fund Class A	2.62%	-0.30%	1.20%
Ivy Energy Fund Class A	2.75%	-0.51%	1.10%

WRA Energy Fund Class B	1.11%	-1.63%	0.27%
Ivy Energy Fund Class B	1.81%	-1.35%	0.40%

WRA Energy Fund Class C	1.77%	-1.13%	0.39%
Ivy Energy Fund Class C	2.05%	-1.15%	0.41%

WRA Energy Fund Class Y	3.12%	0.20%	1.75%
Ivy Energy Fund Class I	2.98%	-0.14%	1.48%

Because both Funds have similar performance, the selection of the Ivy Energy Fund as the performance/accounting survivor cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Energy Fund. Even though the WRA Energy Fund and Ivy Energy Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, substantially similar principal investment strategies, and substantially similar portfolio compositions, the factors favoring of the conclusion that the Ivy Energy Fund should be the accounting survivor include: (1) the continuation of the Ivy Energy Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Energy Fund’s expense structure, including the investment management agreement that has additional fee breakpoints; (3) the fact that the Ivy Fund may hold more issues than the WRA Fund; (4) the Ivy Energy Fund will constitute 68% of the combined funds’ assets post-Reorganization; and (5) the Ivy Energy Fund is the Fund in which the WRA Energy Fund is reorganizing and will continue operations.

IV.	WRA Tax-Managed Equity Fund into Ivy Tax Managed Equity Fund

The Registrant believes that the Ivy Tax-Managed Equity Fund is the appropriate accounting survivor following the reorganization of the WRA Tax-Managed Equity Fund with and into Ivy Tax-Managed Equity Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. WRIMCO is the investment manager for WRA Tax-Managed Equity Fund. IICO is the investment manager for Ivy Tax-Managed Equity Fund and will continue to manage the surviving fund, the Ivy Tax-Managed Equity Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio manager for both Funds is Bradley M. Klapmeyer. Mr. Klapmeyer will continue to serve as the portfolio manager of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $3 billion, the Ivy Tax-Managed Equity Fund has additional fee breakpoints which are as follows:

Net Assets	WRA Tax-Managed Equity Fund	Ivy Tax-Managed Equity Fund
Up to $1 billion	0.65%	0.65%
Over $1 billion and up to $2 billion	0.60%	0.60%
Over $2 billion and up to $3 billion	0.55%	0.55%
Over $3 billion	0.50%	—
Over $3 billion and up to $5 billion	—	0.50%
Over $5 billion and up to $10 billion	—	0.495%
Over $10 billion	—	0.49%

IICO’s investment management agreement, including its fee schedule, with the Ivy Tax-Managed Equity Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in the investment advisor from WRIMCO to IICO and the continued use of the Ivy Tax-Managed Equity Fund’s investment management agreement fee schedule favors Ivy Tax-Managed Equity Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundamental investment restrictions. Each Fund is currently classified as an open-end fund under the 1940 Act. As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to seek to provide growth of capital while minimizing taxable gains and income to shareholders.

Principal investment strategies. The WRA Tax-Managed Fund and Ivy Tax-Managed Fund have almost identical principal investment strategies (any wording differences between each Fund’s description of principal investment strategies are non-material) are described as follows:

Investment Allocation. The Funds seek to achieve their objectives by investing primarily in a diversified portfolio of common stocks of companies that the investment managers consider to be high in quality and attractive in their long-term investment potential. Under normal circumstances, the Funds invests at least 80% of their net assets in equity securities. For this purpose, such equity securities consist primarily of common stocks. The investment managers seek stocks of growth-oriented companies that it believes have above-average levels of profitability and the ability to sustain growth and profitability over the long term. While the Funds typically invest in the common stocks of large- and mid-capitalization companies, they may invest in companies of any size, any industry or any country in seeking to achieve its objective.

Management Strategy. The investment managers manage the Funds using an investment strategy that is sensitive to the potential impact of Federal income tax on shareholders’ investment returns. The investment managers typically invest for the long term and primarily utilize a bottom-up (researching individual issuers) strategy in selecting securities for the Funds and seek growth-oriented companies that they believe have dominant market positions and/or established competitive advantages. The investment managers believe that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth over long periods of time.

Key Factors. The key factors the investment managers typically analyze may include the strength of a company’s business model using quantitative factors, such as strong or improving gross margins, return on capital measures and free cash flow. Qualitative factors also may be used when analyzing a business model, such as brand equity, proprietary technology, economies of scale, threat of substitute products and the interaction and bargaining power between a company, its customers, suppliers and competitors. Additional analysis may include various valuation techniques to determine what the investment managers believe to be the potential value of a specific security. Each Fund typically holds a limited number of stocks (generally 40 to 60).

Exposure to Foreign Markets. Many of the companies in which the Funds may invest have diverse operations, with products or services in foreign markets. Therefore, a Fund may have indirect exposure to various foreign markets through investments in these companies, even if a Fund is not invested directly in such markets.

Selling Securities. When deciding to sell a security, the investment managers consider the negative tax impact of realizing a capital gain and, if applicable, the positive tax impact of realizing a capital loss. However, the investment managers may sell a security at a realized gain if it believes that the potential tax cost is outweighed by the risk of continuing to own the security, to reduce a Fund’s holding in that security, or to take advantage of what it believes are more attractive investment opportunities. Another reason for selling a security may include a structural change in an industry that impacts a company’s market position.

Fundamental investment restrictions. The WRA Tax-Managed Equity Fund and Ivy Tax-Managed Equity Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundament investment restrictions of the Ivy Tax-Managed Equity Fund will continue in the combined fund. Because the investment policies of the Ivy Tax-Managed Equity Fund will continue after the Reorganization, this factor favors the Ivy Tax-Managed Equity Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	WRA Tax-Managed Equity Fund (as of 3/31/17)	Ivy Tax-Managed Equity Fund (as of 3/31/17)
Large	92.0%	92.0%
Medium	8.0%	8.1%
Small	0.0%	0.0%
Median Market Cap	$59.3 billion	$59.3 billion

Portfolio Composition (as a % of net assets)	WRA Tax-Managed Equity Fund (as of 3/31/17)	Ivy Tax-Managed Equity Fund (as of 3/31/17)
Domestic Common Stock	95.42%	95.86%
Foreign Common Stock	3.98%	4.00%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	0.60%	0.14%

	WRA Tax-Managed Equity Fund (as of 3/31/17)	Ivy Tax-Managed Equity Fund (as of 3/31/17)
Number of Holdings	48	48

Geographic Allocation (as a % of equity assets)	WRA Tax-Managed Equity Fund (as of 3/31/17)	Ivy Tax-Managed Equity Fund (as of 3/31/17)
United States	96%	96.0%
Ireland	3.5%	3.5%
Belgium	0.5%	0.5%

Sector Allocation (as a % of equity assets)	WRA Tax-Managed Equity Fund (as of 3/31/17)	Ivy Tax-Managed Equity Fund (as of 3/31/17)
Information Technology	39.13%	39.17%
Consumer Discretionary	19.09%	19.05%
Health Care	15.61%	15.61%
Industrials	11.69%	11.69%
Consumer Staples	5.33%	5.33%
Energy	4.23%	4.23%
Financials	3.49%	3.48%
Real Estate	1.43%	1.44%

Post- Reorganization, it is not expected that the asset allocation, portfolio composition, or number of issuers in the Ivy Tax-Managed Equity Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Because the portfolio composition of the Funds are substantially similar, this factor favors neither Fund.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

WRA Tax-Managed Equity Fund into Ivy Tax-Managed Equity Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended June 30, 2016 for the WRA Tax-Managed Equity Fund and March 31, 2017 for the Ivy Tax-Managed Equity Fund. Also shown are the Annual Fund Operating Expenses projected for the Ivy Tax-Managed Equity Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Tax-Managed Equity Fund				Ivy Tax-Managed Equity Fund				Ivy Tax-Managed Equity Fund after Reorganization with the WRA Tax-Managed Equity Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.18%	0.46%	0.29%	0.09%[1]	0.30%	0.26%	0.31%	0.31%	0.18%	0.24%	0.26%	0.23%

Total Annual Fund Operating Expenses	1.08%	2.11%	1.94%	0.74%	1.20%	1.91%	1.96%	0.96%	1.08%[2]	1.89%	1.91%	0.88%

Fee Waiver and/or Expense Reimbursement	None	None	None	None	None	None	None	None	0.01%[2]	None	None	None

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.08%	2.11%	1.94%	0.74%	1.20%	1.91%	1.96%	0.96%	1.07%[2]	1.89%	1.91%	0.88%

1 Other Expenses are based on estimated expenses for the Fund’s current fiscal year; actual expenses may vary.

2 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 1.07%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Tax-Managed Equity Fund will continue following the Reorganization. In addition, the Ivy Tax-Managed Equity Fund, unlike WRA Tax-Managed Equity Fund, offers Class I, Class N and Class R shares. Thus, this factor favors the Ivy Tax-Managed Equity Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Tax-Managed Equity Fund (approximately $117.7 million as of March 31, 2017) are lower than the net assets of the WRA Tax-Managed Equity Fund (approximately $390.3 million as of March 31, 2017). Therefore, the net current assets of the Ivy Tax-Managed Equity Fund will constitute approximately 23% of the Ivy Tax-Managed Equity Fund post-Reorganization while the WRA Tax-Managed Equity Fund’s current net assets will constitute the remainder. Because the WRA Tax-Managed Equity Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the WRA Tax-Managed Equity Fund as the accounting survivor.

(vi) Comparison of Relative Performance:

The total return performance of the WRA Tax-Managed Equity Fund and the Ivy Tax-Managed Equity Fund is very similar. The difference in return is no greater than 40 basis points for all comparable periods.

WRA Tax-Managed Equity Fund/Ivy Tax-Managed Equity Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years/Since Inception

WRA Tax-Managed Equity Fund Class A	15.37%	12.47%	8.98%
Ivy Tax-Managed Equity Fund Class A	15.16%	12.07%	13.24%**

WRA Tax-Managed Equity Fund Class B	14.12%	11.35%	8.14%
Ivy Tax-Managed Equity Fund Class B	14.33%	11.33%	12.51%**

WRA Tax-Managed Equity Fund Class C	14.41%	11.50%	8.00%
Ivy Tax-Managed Equity Fund Class C	14.33%	11.26%	12.46%**

WRA Tax-Managed Equity Fund Class Y*	N/A	N/A	N/A
Ivy Tax-Managed Equity Fund Class I	15.41%	12.23%	8.25%**

*	Class commend operations on June 10, 2016. Performance of less than one year is not shown.
**	Inception Date: May 18, 2009.

Because both Funds have similar performance, the selection of the Ivy Tax-Managed Equity Fund as the performance/accounting survivor cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Tax-Managed Equity Fund. The factors favoring the conclusion that the Ivy Tax-Managed Equity Fund should be the accounting survivor include: (1) the continuation of the Ivy Tax-Managed Equity Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Tax-Managed Equity Fund’s expense structure, including the investment management agreement with IICO that has additional fee breakpoints; (3) the continuation of the Ivy Tax Managed Equity Fund’s principal investment strategies; and (4) the Ivy Tax Managed Equity Fund is the Fund into which the WRA Tax-Managed Equity Fund is reorganized and will continue operations. Although the WRA Fund is the larger Fund, the Registrant does not believe that asset size alone is determinative of the issue. Other factors, such as investment strategy, investment objective, fundamental investment restrictions and portfolio composition favor neither Fund as the WRA Tax-Managed Equity Fund and Ivy Tax-Managed Equity Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, and substantially similar portfolio compositions.

V.	WRA Value Fund into Ivy Value Fund

The Registrant believes that the Ivy Value Fund is the appropriate accounting survivor following the reorganization of the WRA Value Fund with and into Ivy Value Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. WRIMCO is the investment manager for WRA Value Fund. IICO is the investment manager for Ivy Value Fund and will continue to manage the surviving fund, the Ivy Value Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio manager for both Funds is Matthew T. Norris. Mr. Norris will continue to serve as the portfolio manager of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $3 billion, the Ivy Value Fund has additional fee breakpoints which are as follows:

Net Assets	WRA Value Fund	Ivy Value Fund
Up to $1 billion	0.70%	0.70%
Over $1 billion and up to $2 billion	0.65%	0.65%
Over $2 billion and up to $3 billion	0.60%	0.60%
Over $3 billion	0.55%	—
Over $3 billion and up to $5 billion	—	0.55%
Over $5 billion and up to $10 billion	—	0.545%
Over $10 billion	—	0.54%

IICO’s investment management agreement, including its fee schedule, with the Ivy Value Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in the investment advisor from WRIMCO to IICO and the continued use of the Ivy Value Fund’s investment management agreement fee schedule favors the Ivy Value Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundamental investment restrictions. Each Fund is currently classified as an open-end fund under the 1940 Act. As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to seek to provide capital appreciation.

Principal investment strategies. The WRA Value Fund and its corresponding Ivy Value Fund have identical principal investment strategies that are described as follows:

The Funds seek to achieve their objectives by investing in the common stocks of primarily large-capitalization companies that the Funds’ investment managers, believe are undervalued, trading at a significant discount relative to the intrinsic value of the company as estimated by the investment managers and/or are out of favor in the financial markets but have a favorable outlook for capital appreciation. Although the Funds primarily invest in securities issued by large-capitalization companies (typically, companies with market capitalizations of at least $10 billion at the time of acquisition), they may invest in securities issued by companies of any size. The Funds seek to be diversified across various industries in an effort to manage risk, and in an attempt to limit excess volatility.

To identify securities for the Funds, the investment managers primarily utilize fundamental, bottom-up (researching individual issuers) research while considering top-down (assessing the market environment) and quantitative analyses. The investment managers primarily determine the estimated intrinsic value of companies based on cash flow generation, but the investment managers may consider other valuation factors, such as price to earnings and price to book value. The investment managers also consider other operational factors of a company, including, among others, asset growth, changes in share count, and changes in working capital. The Funds emphasize companies that the investment managers believe have clearly identifiable catalysts that will help the companies achieve their estimated intrinsic values. The Funds typically hold a limited number of stocks (generally 30 to 45).

Many of the companies in which the Funds may invest have diverse operations, with products or services in foreign markets. Therefore, the Funds may have indirect exposure to various foreign markets through investments in these companies, even if the Funds are not invested directly in such markets.

The investment managers typically will sell a stock when, in the investment managers’ opinion, it reaches an acceptable price, its fundamental characteristics have changed or it has performed below the investment managers’ expectations. The investment managers also may sell a security to reduce the Funds’ holdings in that security, to take advantage of what they believe are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The WRA Value Fund and Ivy Value Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundament investment restrictions of the Ivy Value Fund will continue in the combined fund. Because the investment policies of the Funds are not materially different, this factor favors neither Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	WRA Value Fund (as of 3/31/17)	Ivy Value Fund (as of 3/31/17)
Large	86.8%	86.9%
Medium	10.4%	10.4%
Small	2.8%	2.7%
Median Market Cap	$32.6 billion	$32.6 billion

Portfolio Composition (as a % of net assets)	WRA Value Fund (as of 3/31/17)	Ivy Value Fund (as of 3/31/17)
Domestic Common Stock	90.62%	90.70%
Foreign Common Stock	4.92%	4.79%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	2.27%	2.32%
Preferred Stock	2.19%	2.19%

	WRA Value Fund (as of 3/31/17)	Ivy Value Fund (as of 3/31/17)
Number of Holdings	43	43

Geographic Allocation (as a % of equity assets)	WRA Value Fund (as of 3/31/17)	Ivy Value Fund (as of 3/31/17)
United States	92.7%	92.9%
Israel	4.2%	4.2%
United Kingdom	2.6%	2.5%
Netherlands	0.5%	0.5%

Sector Allocation (as a % of equity assets)	WRA Value Fund (as of 3/31/17)	Ivy Value Fund (as of 3/31/17)
Financials	31.12%	31.33%

Sector Allocation (as a % of equity assets)	WRA Value Fund (as of 3/31/17)	Ivy Value Fund (as of 3/31/17)
Health Care	14.37%	14.21%
Energy	12.90%	12.87%
Information Technology	11.74%	11.81%
Consumer Discretionary	7.93%	7.89%
Consumer Staples	5.01%	7.06%
Industrials	5.01%	4.99%
Utilities	3.39%	3.41%
Materials	3.32%	3.26%
Real Estate	3.11%	3.17%

Post- Reorganization, it is not expected that the asset allocation, portfolio composition, or number of issuers in the Ivy Value Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Because the portfolio composition of the Fund are substantially similar, this factor favors neither Fund.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

WRA Value Fund into Ivy Value Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended June 30, 2016 for the WRA Value Fund and March 31, 2017 for the Ivy Value Fund. Also shown are the Annual Fund Operating Expenses projected for the Ivy Value Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Value Fund				Ivy Value Fund				Ivy Value Fund after Reorganization with the WRA Value Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%	0.70%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.30%	0.77%	0.42%	0.19%	0.38%	0.66%	0.27%	0.27%	0.31%	0.66%	0.26%	0.22%

Total Annual Fund Operating Expenses	1.25%[1]	2.47%[1]	2.12%[1]	0.89%[1]	1.33%	2.36%	1.97%	0.97%	1.26%[2]	2.36%	1.96%	0.92%

Fee Waiver and/or Expense Reimbursement	0.03%[1]	0.00%[1]	0.00%[1]	0.00%[1]	None	None	None	None	0.04%[2]	None	None	None

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.22%[1]	2.47%[1]	2.12%[1]	0.89%[1]	1.33%	2.36%	1.97%	0.97%	1.22%[2]	2.36%	1.96%	0.92%

1 Through October 31, 2017, WRIMCO, WRI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 1.22%, Class B shares at 2.50%, Class C shares at 2.13% and Class Y shares at 0.92%. Prior to that date, the expense limitation may not be terminated without the consent of the WRA Trust Board.

2 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 1.22%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Value Fund will continue following the Reorganization. In addition, the Ivy Value Fund, unlike the WRA Value Fund, offers Class I, Class N and Class R shares. Thus, this factor favors the Ivy Value Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Value Fund (approximately $321.9 million as of March 31, 2017) are lower than the net assets of the WRA Value Fund (approximately $829.3 million as of March 31, 2017). Therefore, the net current assets of the Ivy Value Fund will constitute approximately 28% of the Ivy Value Fund post-Reorganization while the WRA Value Fund’s current net assets will constitute the remainder. Because the WRA Value Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the WRA Value Fund as the accounting survivor.

(vi) Comparison of Relative Performance: The total return performance of the WRA Value Fund and the Ivy Value Fund is very similar. The difference in return is less than 25 basis points for all comparable periods.

WRA Value Fund/Ivy Value Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years

WRA Value Fund Class A	16.82%	11.69%	5.29%
Ivy Value Fund Class A	16.58%	11.54%	5.22%

WRA Value Fund Class B	15.32%	10.37%	4.37%
Ivy Value Fund Class B	15.45%	10.48%	4.22%

WRA Value Fund Class C	15.76%	10.71%	4.34%
Ivy Value Fund Class C	15.88%	10.79%	4.41%

WRA Value Fund Class Y	17.17%	12.09%	5.74%
Ivy Value Fund Class I	17.00%	11.93%	5.70%

Because both Funds have similar performance, the selection of the Ivy Value Fund cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Value Fund. The factors favoring the conclusion that the Ivy Value Fund should be the accounting survivor include: (1) the continuation of the Ivy Value Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Value Fund’s expense structure, including the investment management agreement with IICO that has additional fee breakpoints; and (3) the Ivy Value Fund is the Fund into which the WRA Value Fund is reorganizing and which will continue operations. Although the WRA Value Fund is the larger Fund, the Registrant does not believe that asset size alone is determinative of the issue. Other factors such as investment structure, investment objective, principal investment strategy, fundamental investment restrictions and portfolio composition favor neither Fund as the WRA Value Fund and Ivy Value Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, substantially similar principal investment strategies, and substantially similar portfolio compositions.

VI.    WRA Global Bond Fund into Ivy Global Bond Fund

The Registrant believes that the Ivy Global Bond Fund is the appropriate accounting survivor following the reorganization of the WRA Global Bond Fund with and into Ivy Global Bond Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. WRIMCO is the investment manager for WRA Global Bond Fund. IICO is the investment manager for Ivy Global Bond Fund and will continue to manage the surviving fund, the Ivy Global Bond Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio manager for both Funds is Mark G. Beischel. Mr. Beischel will continue to serve as the portfolio manager of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $1.5 billion, the Ivy Global Bond Fund has additional fee breakpoints which are as follows:

Net Assets	WRA Global Bond Fund	Ivy Global Bond Fund
Up to $500 million	0.625%	0.625%
Over $500 million and up to $1 billion	0.60%	0.60%
Over $1 billion and up to $1.5 billion	0.55%	0.55%
Over $1.5 billion	0.50%	—
Over $1.5 billion and up to $5 billion	—	0.50%
Over $5 billion and up to $10 billion	—	0.49%
Over $10 billion	—	0.48%

IICO’s investment management agreement, including its fee schedule, with the Ivy Global Bond Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in the investment advisor from WRIMCO to IICO and the continued use of the Ivy Global Bond Fund’s investment management fee schedule favors the Ivy Global Bond Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundament investment restrictions. Each Fund is currently classified as an open-end fund under the 1940 Act. As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to provide a high level of current income. Capital appreciation is a secondary objective.

Principal investment strategies. The WRA Global Bond Fund and its corresponding Ivy Global Bond Fund have identical principal investment strategies that are described as follows:

The Funds seek to achieve their objectives by investing, under normal circumstances, at least 80% of its net assets in diversified portfolios of bonds of foreign and U.S. issuers. The Funds may invest in debt securities, including secured and unsecured loan assignments, loan participations and other loan instruments (loans), issued by foreign or U.S. companies of any size, including those in emerging markets, as well as in debt securities issued by foreign or U.S. governments. The Funds may invest up to 100% of their total assets in foreign securities and in securities denominated in currencies other than the U.S. dollar. The Funds may invest in securities of any maturity.

Under normal circumstances, the Funds invest at least 40% (or, if their investment managers deem it warranted by market conditions, at least 30%) of their total assets in securities of non-U.S. issuers. Under normal circumstances, the Funds will allocate their assets among at least three different countries (one of which may be the United States).

The Funds may invest in both investment and non-investment grade securities. They may invest up to 100% of their total assets in non-investment grade bonds, commonly called “high yield” or “junk” bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by S&P, or comparably rated by another NRSRO or, if unrated, determined by the investment managers to be of comparable quality. The Funds will invest in non-investment grade securities only if the investment managers deem the risks to be consistent with the Funds’ objectives. The Funds also may invest in equity securities of foreign and U.S. issuers to achieve income and/or its secondary objective of capital appreciation.

Many of the companies in which the Funds may invest have diverse operations, with products or services in foreign markets. Therefore, the Funds may have indirect exposure to various foreign markets through investments in these companies, even if the Funds are not invested directly in such markets.

The investment managers may look at a number of factors in selecting securities for the Funds’ portfolios, including: identifying fundamental global themes; country analysis

(economic, legislative/judicial and demographic trends); credit analysis of the issuer (financial strength, cash flow, balance sheet, management, strategy and accounting); the maturity, quality, and denomination (U.S. dollar, euro, yen) of the issue; domicile and market share of the issuer; and analysis of the issuer’s profit history through various economic cycles.

Generally, in determining whether to sell a security, the investment managers continue to analyze the factors considered for buying the security. The investment managers also consider their assumptions regarding a company, an industry, the markets, an individual economy and/or the global economy. The investment managers may sell a security to reduce the Funds’ holdings in that security, to take advantage of what they believe are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The WRA Global Bond Fund and Ivy Global Bond Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundamental investment restrictions of the Ivy Global Bond Fund will continue in the combined fund. Because the investment policies of the Funds are not materially different, this factor favors neither Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Credit Quality (as a % of fixed income assets)	WRA Global Bond Fund (as of 3/31/17)	Ivy Global Bond Fund (as of 3/31/17)
Government	30.30%	22.50%
Nonrated	5.00%	6.70%
AA	0.20%	—
A	4.00%	4.30%
BBB	21.50%	21.70%
BB	23.70%	26.60%
B	12.80%	15.20%
CCC	2.50%	3.00%
CC	—	—
C	—	—

Maturity Distribution	WRA Global Bond Fund (as of 3/31/17)	Ivy Global Bond Fund (as of 3/31/17)
Under 1 Year	21.6%	20.70%
1 to 5 Years	57.4%	56.60%
5 to 10 Years	19.2%	20.70%
10 to 20 Years	0.0%	0.00%
> 20 Years	1.7%	2.00%

Average Weighted Maturity and Average Duration (Years)	WRA Global Bond Fund (as of 3/31/17)	Ivy Global Bond Fund (as of 3/31/17)
Average Weighted Maturity	3.66 years	3.92 years
Effective Duration	2.55 years	2.67 years

Geographic Allocation (as a % of bond holdings) - Top 10	WRA Global Bond Fund (as of 3/31/17)	Ivy Global Bond Fund (as of 3/31/17)
United States	46.7%	40.9%
United Kingdom	6.2%	7.1%
Netherlands	5.1%	4.6%
Luxembourg	5.0%	6.0%
Mexico	4.6%	5.1%
Chile	4.2%	4.9%
Argentina	3.7%	3.9%
Singapore	3.6%	3.9%
Brazil	3.2%	3.4%
Columbia	3.2%	3.7%

Portfolio Composition (as a % of net assets)	WRA Global Bond Fund (as of 3/31/17)	Ivy Global Bond Fund (as of 3/31/17)
Corporate Bonds	57.86%	60.87%
Government Bonds	27.51%	19.36%
Foreign Common Stock	4.23%	4.45%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	3.48%	7.63%
Other Government Securities	3.14%	3.29%
Senior Loans	2.19%	2.80%
Domestic Common Stock	1.60%	1.60%

	WRA Global Bond Fund (as of 3/31/17)	Ivy Global Bond Fund (as of 3/31/17)
Number of Holdings	143	122

Post-Reorganization, the asset allocation, credit quality, and number of issuers in the Ivy Global Bond Fund’s portfolio on a combined basis will not be materially different from immediately prior to the Reorganization. Because the portfolio composition of the Funds are substantially similar, this factor favors neither Fund.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

WRA Global Bond Fund into Ivy Global Bond Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended September 30, 2016 for the WRA Global Bond Fund and March 31, 2017 for the Ivy Global Bond Fund. Also shown are the Annual Fund Operating Expenses projected for the Iv Global Bond Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Global Bond Fund				Ivy Global Bond Fund				Ivy Global Bond Fund after Reorganization with the WRA Global Bond Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%	0.62%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.35%	0.93%	0.44%	0.22%	0.46%	0.53%	0.33%	0.33%	0.36%	0.60%	0.30%	0.24%

Total Annual Fund Operating Expenses	1.22%[1]	2.55%[1]	2.06%[1]	0.84%[1]	1.33%[2]	2.15%[2]	1.95%[2]	0.95%[2]	1.23%[3]	2.22%[3]	1.92%[3]	0.86%[3]

Fee Waiver and/or Expense Reimbursement	0.07%[1]	0.05%[1]	0.03%[1]	0.01%[1]	0.34%[2]	0.41%[2]	0.21%[2]	0.21%[2]	0.24%[3]	0.48%[3]	0.18%[3]	0.12%[3]

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%[1]	2.50%[1]	2.03%[1]	0.83%[1]	0.99%[2]	1.74%[2]	1.74%[2]	0.74%[2]	0.99%[3]	1.74%[3]	1.74%[3]	0.74%[3]

1 Through January 31, 2018, WRIMCO, WRI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 1.15%, Class B shares at 2.50%, Class C shares at 2.03% and Class Y shares at 0.83%. Prior to that date, the expense limitation may not be terminated without the consent of the WRA Trust Board.

2 Through July 31, 2018, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 0.99%, Class B shares and Class C shares at 1.74%, and Class I shares at 0.74%. Prior to that date, the expense limitation may not be terminated without the consent of the Ivy Trust Board.

3 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 0.99%, Class B shares at 1.74%, Class C shares at 1.74%, and Class I shares at 0.74%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Global Bond Fund will continue following the Reorganization. In addition, the Ivy Global Bond Fund, unlike the WRA Global Bond Fund, offers shares of Class I, Class N and Class R shares. Thus, this factor favors the Ivy Global Bond Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Global Bond Fund (approximately $160.8 million as of March 31, 2017) are less than the net assets of the WRA Global Bond Fund (approximately $541.3 million as of March 31, 2017). Therefore, the net current assets of the Ivy Global Bond Fund will constitute approximately 23% of the Ivy Global Bond Fund post-Reorganization while the WRA Global Bond Fund’s current net assets will constitute the remainder. Because the WRA Global Bond Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the WRA Global Bond Fund as the accounting survivor.

(vi) Comparison of Relative Performance:

The total return performance of the WRA Global Bond Fund and the Ivy Global Bond Fund is similar, but the Ivy Global Bond Fund’s total return performance has generally exceeded the performance of the WRA Global Bond Fund especially for the one year period.

WRA Global Bond Fund/Ivy Global Bond Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years /Since Inception

WRA Global Bond Fund Class A	5.38%	1.86%	3.69%
Ivy Global Bond Fund Class A	6.63%	2.25%	3.03% *

WRA Global Bond Fund Class B	3.67%	0.50%	2.76%
Ivy Global Bond Fund Class B	5.84%	1.47%	2.34%*

WRA Global Bond Fund Class C	4.46%	1.02%	2.83%
Ivy Global Bond Fund Class C	5.84%	1.49%	2.26%*

WRA Global Bond Fund Class Y	5.75%	2.24%	4.08%
Ivy Global Bond Fund Class I	6.92%	2.51%	3.29%*
*Inception Date: April 4, 2008

Because both Funds have similar performance, the selection of the Ivy Global Bond Fund as the performance/accounting survivor cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Global Bond Fund. The factors favoring the conclusion that the Ivy Global Bond Fund should be the accounting survivor include: (1) the continuation of the Ivy Global Bond Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Global Bond Fund’s expense structure, including the investment management agreement with IICO that has additional fee breakpoints; and (3) the Ivy Global Bond Fund is the Fund into which the WRA Global Bond Fund is reorganizing and which will continue operations. Although the WRA Global Bond Fund is the larger Fund, the Registrant does not believe asset size alone is determinative of the issue. Other factors such as investment strategies, investment objectives, principal investment strategies, fundamental investment restrictions and portfolio composition favor neither Fund as the WRA Global Bond Fund and Ivy Global Bond Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, substantially similar principal investment strategies, and substantially similar portfolio compositions.

VII.	WRA Municipal Bond Fund into Ivy Municipal Bond Fund

The Registrant believes that the Ivy Municipal Bond Fund is the appropriate accounting survivor following the reorganization of the WRA Municipal Bond with and into Ivy Municipal Bond Fund. Each of the factors listed in NAST along with the relevant analysis and a comparison of investment performance, are discussed below:

(i) Comparison of investment advisers. WRIMCO is the investment manager for WRA Municipal Bond Fund. IICO is the investment manager for Ivy Municipal Bond Fund and will continue to manage the surviving fund, the Ivy Municipal Bond Fund, after the Reorganization. Both WRIMCO and IICO are subsidiaries of Waddell & Reed Financial, Inc.

The portfolio manager for both Funds is Bryan J. Bailey. Mr. Bailey will continue to serve as the portfolio manager of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements, but when assets exceed $1.5 billion, the Ivy Municipal Bond Fund has additional fee breakpoints which are as follows:

Net Assets	WRA Municipal Bond Fund	Ivy Municipal Bond Fund
Up to $500 million	0.525%	0.525%
Over $500 million and up to $1 billion	0.50%	0.50%
Over $1 billion and up to $1.5 billion	0.45%	0.45%
Over $1.5 billion	0.40%	—
Over $1.5 billion and up to $5 billion	—	0.40%

Net Assets	WRA Municipal Bond Fund	Ivy Municipal Bond Fund
Over $5 billion and up to $10 billion	—	0.395%
Over $10 billion and up to $15 billion		0.39%
Over $15 billion	—	0.385%

IICO’s investment management agreement, including its fee schedule, with the Ivy Municipal Bond Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the change in the investment advisor from WRIMCO to IICO and the continued use of the Ivy Municipal Bond Fund’s investment management agreement fee schedule favors the Ivy Municipal Bond Fund for determining which Fund should be the accounting survivor.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundament investment restrictions. Each Fund is currently classified as an open-end fund under the 1940 Act. As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Both Funds’ investment objective is to provide the level of current income consistent with preservation of capital and that is not subject to Federal income tax.

Principal investment strategies. The WRA Municipal Bond Fund and its corresponding Ivy Municipal Bond Fund have almost identical principal investment strategies (any wording differences between each Fund’s description of principal investment strategies are non-material) that are described as follows:

The Funds seek to achieve their objectives by investing, under normal circumstances, at least 80% of their net assets in municipal bonds. The Funds mainly invest in municipal bonds of investment grade and of any maturity. Municipal bonds are obligations issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam), the interest on which is excludable from gross income for Federal income tax purposes, although a portion of such interest may be a tax preference item (Tax Preference Item) for purposes of the Federal alternative minimum tax (AMT). Investment grade debt securities include debt securities rated BBB- or higher by S&P, or comparably rated by another NRSRO or, if unrated, determined by the Funds’ investment managers, to be of comparable quality.

The Funds diversify their holdings between two main types of municipal bonds:

•	general obligation bonds, which are backed by the full faith, credit and taxing power of the governmental authority.

•

revenue bonds, which are payable only from specific sources, such as the revenue from a particular project, a special tax, lease payments and/or appropriated funds. Revenue bonds include certain private activity bonds (PABs), which finance privately operated facilities. Revenue bonds also include housing bonds that finance pools of single-family home mortgages and student loan bonds that finance pools of student loans as well as bonds that finance charter schools. Revenue bonds also include tobacco bonds that are issued by state-created special purpose entities as a means to securitize a state’s share of annual tobacco settlement revenues.

The investment managers primarily utilize a cautious top-down (assessing the market environment) management style that de-emphasizes aggressive interest rate strategies. The investment managers attempt to enhance the Funds’ performance by utilizing opportunities presented by the shape and slope of the yield curve, while typically striving to keep the overall duration of the Funds within a range of plus or minus twenty percent (20%) relative to the Funds’ stated benchmark. As an overlay to this core strategy, the investment managers attempt to identify and capitalize on relative value opportunities that exist between sectors, states (including U.S. possessions), security structures and ratings categories. The investment managers monitor relative attractiveness to other taxable fixed-income asset classes, as well as municipal market supply/demand patterns and other technical factors, in seeking to identify opportunities for the Funds.

The investment managers may look at a number of factors in selecting securities for the Funds’ portfolios. These include the security’s current coupon, the maturity, relative value and market yield of the security, the creditworthiness of the particular issuer or of the private company involved, the sector in which the security is identified, the structure of the security, including whether it has a call feature, and the state in which the security is issued.

The investment managers seek to emphasize prudent diversification among sectors, states, security structures, position sizes and ratings categories, in an attempt to reduce overall portfolio risk and performance volatility as well as to emphasize capital preservation. However, the Funds may invest significantly in municipal bonds payable from revenues derived from similar projects, such as those in the health care, transportation and utility sectors.

Generally, in determining whether to sell a security, the investment managers use the same type of analysis that they use when buying securities to determine whether the security continues to be a desired investment for the Funds. The investment managers also may sell a security to reduce the Funds’ holdings in that security, to take advantage of what they believe are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The WRA Municipal Bond Fund and Ivy Municipal Bond Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing series securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, principal investment strategies and fundamental investment restrictions of the Ivy Municipal Bond Fund will continue in the combined fund. Because the investment policies of the Funds are not materially different, this factor favors neither Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Credit Quality (as a % of fixed income assets)	WRA Municipal Bond Fund (as of 3/31/17)	Ivy Municipal Bond Fund (as of 3/31/17)
Nonrated	9.40%	9.70%
AAA	5.60%	2.90%
AA	46.20%	40.40%
A	23.30%	34.60%
BBB	14.10%	10.80%
BB	2.00%	1.10%
B	0.30%	0.30%
CCC	0.10%	0.20%

Maturity Distribution	WRA Municipal Bond Fund (as of 3/31/17)	Ivy Municipal Bond Fund (as of 3/31/17)
Under 1 Year	8.2%	12.50%
1 to 5 Years	24.0%	21.20%
5 to 10 Years	12.6%	11.80%
10 to 20 Years	32.9%	33.10%
> 20 Years	20.2%	19.10%

Average Weighted Maturity and Average Duration (Years)	WRA Municipal Bond Fund (as of 3/31/17)	Ivy Municipal Bond Fund (as of 3/31/17)
Average Weighted Maturity	11.05 years	10.70 years
Effective Duration	4.99 years	5.65 years

Geographic Allocation (as a % of bond holdings)	WRA Municipal Bond Fund (as of 3/31/17)	Ivy Municipal Bond Fund (as of 3/31/17)
United States	100%	100%

Portfolio Composition (as a % of net assets)	WRA Municipal Bond Fund (as of 3/31/17)	Ivy Municipal Bond Fund (as of 3/31/17)
Revenue Bonds	57.78%	63.58%
Insured Bond	17.36%	11.08%
Prerefunded/ETM	9.77%	10.59%
Cash and Other Assets (Net Liabilities), and Cash Equivalents	8.12%	7.66%
General Obligation Bond	6.97%	7.09%

	WRA Municipal Bond Fund (as of 3/31/17)	Ivy Municipal Bond Fund (as of 3/31/17)
Number of Holdings	283	242

Post- Reorganization, it is not expected that the asset allocation, credit quality, or number of issuers in the Ivy Municipal Bond Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Because the portfolio composition of the Funds are substantially similar, this factor favors neither Fund as the accounting survivor.

WRA Municipal Bond Fund into Ivy Municipal Bond Fund

The Annual Fund Operating Expenses shown in the table below are based on expenses for the twelve-month period ended September 30, 2016 for the WRA Municipal Bond Fund and March 31, 2017 for the Ivy Municipal Bond Fund. Also shown are the Annual Fund Operating Expenses projected for the Ivy Municipal Bond Fund on a pro forma basis after giving effect to the proposed Reorganization, based on combined net assets as if the transaction had occurred on April 1, 2016 and had a year of combined operations.

	WRA Municipal Bond Fund				Ivy Municipal Bond Fund				Ivy Municipal Bond Fund after Reorganization with the WRA Municipal Bond Fund
	(Target Fund)				(Acquiring Fund)				(pro forma combined)

	Class A Shares	Class B Shares	Class C Shares	Class Y Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares	Class A Shares	Class B Shares	Class C Shares	Class I Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.43%	0.43%	0.43%	0.43%	0.52%	0.52%	0.52%	0.52%	0.51%	0.51%	0.51%	0.51%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%	None	0.25%	1.00%	1.00%	0.00%	0.25%	1.00%	1.00%	0.00%
Other Expenses	0.21%	0.39%	0.31%	0.28%	0.21%	0.22%	0.21%	0.27%	0.14%	0.20%	0.18%	0.22%

Total Annual Fund Operating Expenses	0.89%[1]	1.82%[1]	1.74%[1]	0.71%[1]	0.98%	1.74%	1.73%	0.79%	0.90%[2]	1.71%	1.69%	0.73%[2]

Fee Waiver and/or Expense Reimbursement	0.05%[1]	0.04%[1]	0.03%[1]	0.01%[1]	None	None	None	None	0.06%[2]	None	None	0.03%[2]

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.84%[1]	1.78%[1]	1.71%[1]	0.70%[1]	0.98%	1.74%	1.73%	0.79%	0.84%[2]	1.71%	1.69%	0.70%[2]

1 Through January 31, 2018, WRIMCO, WRI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) as follows: Class A shares at 0.84%, Class B shares at 1.78%, Class C shares at 1.71% and Class Y shares at 0.70%. Prior to that date, the expense limitation may not be terminated without the consent of the WRA Trust Board.

2 Through July 31, 2019, IICO, IDI and/or WISC have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses for Class A shares at 0.84% and Class I shares at 0.70%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Ivy Trust Board.

The expense structure of the Ivy Municipal Bond Fund will continue following the Reorganization. In addition, the Ivy Municipal Bond Fund, unlike the WRA Municipal Bond Fund, offers Class I shares. Thus, this factor favors the Ivy Municipal Bond Fund as the accounting survivor.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Ivy Municipal Bond Fund(approximately $192.0 million as of March 31, 2017) are less than the net assets of the WRA Municipal Bond Fund (approximately $799.6 million as of March 31, 2017). Therefore, the net current assets of the Ivy Municipal Bond Fund will constitute approximately 19% of the Ivy Municipal Bond Fund post-Reorganization while the WRA Municipal Bond Fund’s current net assets will constitute the remainder. Because the WRA Municipal Bond Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors WRA Municipal Bond Fund as the accounting survivor.

(vi) Comparison of Relative Performance:

The total return performance of the WRA Municipal Bond Fund and the Ivy Municipal Bond Fund is very similar. The difference in return is less than 65 basis points for all comparable periods.

WRA Municipal Bond Fund/Ivy Municipal Bond Fund
Average Annual Total Return (Before Taxes and at NAV) As of April 30, 2017	1 Year	5 Years	10 Years/Since Inception

WRA Municipal Bond Fund Class A	0.35%	2.68%	4.34%
Ivy Municipal Bond Fund Class A	-0.29%	2.37%	3.89%

WRA Municipal Bond Fund Class B	-0.61%	1.69%	3.55%
Ivy Municipal Bond Fund Class B	-1.05%	1.60%	3.24%

WRA Municipal Bond Fund Class C	-0.52%	1.80%	3.44%
Ivy Municipal Bond Fund Class C	-1.05%	1.60%	3.10%

WRA Municipal Bond Fund Class Y*	N/A	N/A	N/A
Ivy Municipal Bond Fund Class I	-0.11%	2.58%	4.13%**
* Class commenced operations June 10, 2016. Total return performance of less than one year has not been shown. ** Inception Date: November 4, 2009

Because both Funds have similar performance, the selection of the Ivy Municipal Bond Fund as the performance/accounting survivor cannot be characterized as a way to discard a poor performance record.

Conclusion: The Registrant believes that the accounting survivor should be the Ivy Municipal Bond Fund. The factors favoring the conclusion that the Ivy Municipal Bond Fund should be the accounting survivor include: (1) the continuation of the Ivy Municipal Bond Fund’s investment manager, IICO, as investment manager following the reorganization; (2) the continuation of the Ivy Municipal Bond Fund’s expense structure, including the investment management agreement with IICO that has additional fee breakpoints; and (3) the Ivy Municipal Bond Fund is the Fund into which the WRA Municipal Bond Fund is reorganizing and which will continue operations. Although the WRA Municipal Fund is the larger Fund, the Registrant does not believe that asset size alone is determinative. Other factors such as investment structure, investment objective, principal investment strategies, fundamental investment restrictions and portfolio composition favor neither Fund as the WRA Municipal Bond Fund and Ivy Municipal Bond Fund have the same portfolio manager, identical investment objectives and fundamental investment restrictions, substantially similar principal investment strategies, and substantially similar portfolio compositions.